FNX Mining Company Inc.

2004 Annual Report

Profits

Growth

Momentum

FNX Mining Company Inc.

FNX is mining and exploring in Canada’s prolific Sudbury Basin, one of the world’s great mining areas for more than 100 years. The first year of commercial operation at its Phase 1 McCreedy West Mine produced 6.2 million lbs of nickel and 2.7 million lbs of copper generating revenue of $55.9 million and $6.5 million in net income. A bulk sampling program on the McCreedy West Mine PM Deposit began in 2004 and, following successful completion in Q1-2005, production is expected to begin on the deposit in 2005. A $10 million reconditioning program on the surface facilities and Levack No. 2 Shaft began late in 2004 and is scheduled for completion in the third quarter of 2005. Following pre-production from the Levack Mine in the fourth quarter of 2005, mining will ramp up early in 2006.

A $30 million advanced exploration program at the Podolsky Property began in mid-2004. It consists of sinking a vertical exploration shaft to the 2,450 ft depth to allow access for drill stations and bulk sampling to evaluate the Podolsky 2000 Deposit. This program will take approximately 24 months to complete leading to a possible production decision in 2006 for production in 2007.

At the end of fiscal 2004, FNX has $56.8 million in cash, $68.8 million in working capital and no debt, sufficient to bring the PM Deposit and Levack Mine into production and to finance the Podolsky Property advanced exploration program. The 2004 exploration budget of $12.5 million focused on reserve and resource drilling and production planning. The $11.4 million 2005 exploration program will focus on new exploration targets and more than half is committed to footwall exploration. This initiative has already been rewarded with a high grade footwall discovery, located below the Levack Mine, which was announced in late February 2005. Further testing of the two massive sulfide veins and associated strong UTEM off-hole conductor will be a priority in 2005.

Forward looking statement

This 2004 Annual Report contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. For example, production forecasts, anticipated production growth, possible future exploration results and future expenditures are all forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Annual General and Special Meeting

The Annual General and Special Shareholders’ Meeting of FNX Mining Company Inc. will be held on Thursday, May 19, 2005 at 4:30 pm (Eastern Time) at the TSX Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2 and will be webcast live and replayed on the Company’s web site at www.fnxmining.com.

Table of Contents

1

2004: A Year of Accomplishments

2

Message to Shareholders

5

Production

6

McCreedy West Mine

10

Reserves and Resources

13

Development

14

PM Deposit

14

Levack Mine

16

Podolsky Property

17

Exploration

18

Sudbury Basin

20

McCreedy West

22

PM Deposit

24

Levack

26

Footwall

29

Podolsky Property

33

Safety, Health, Environment and Community Relations

36

Corporate Information

Metal Source Revenue

(Fiscal 2004)

PIE

A Platform for Profits, Growth and Momentum

2004: A Year of Accomplishments

  Officially opened the McCreedy West Mine in September 2004, after reaching our Phase 1 mining target of 1,000 tons per day in April 2004, three months ahead of schedule.

  Generated profits of $6.5 million ($0.13 per share) on revenue of $55.9 million in our first year of commercial production.

  Shipped 283,358 tons of nickel and copper ore at the McCreedy West Mine in fiscal 2004 producing 6.2 million lbs of payable nickel and 2.7 million lbs of payable copper.

  As at December 31, 2004 the Company has $56.8 million in cash, $68.8 million in working capital and   no debt.

  The $22 million capital invested to develop Phase 1 Mining at the McCreedy West Mine was repaid in less than a year’s operation.

  Replaced 340,000 tons of Phase 1 McCreedy West reserves and defined 2.8 million tons of indicated and 1.0 million tons of inferred resources at the McCreedy West PM Deposit grading 1.1% copper, 0.3% nickel and 0.18 ounces per ton platinum, palladium and gold.

  On February 28, 2005, announced a new footwall discovery located below the Levack Mine consisting of a 10.2 ft massive sulfide vein grading 26.2% copper, 3.0% nickel and 0.42 ounces per ton platinum, palladium and gold and a second 16.4 ft wide vein averaging 26.2% copper, 3.7% nickel and 0.45 ounces per ton platinum, palladium and gold.

  After signing a surface and services agreement on the Levack Mine late in 2004, the $10 million reconditioning of the surface facilities and Levack No. 2 Shaft began with completion scheduled for the third quarter of 2005.

  Commenced a $30 million, 24 month, advanced exploration, underground program on the Podolsky Property consisting of sinking a vertical shaft to the 2,450 ft depth, cross cutting to the 2000 Deposit, detailed drilling and bulk

2004 Tons Shipped

GRAPH

Revenue

(Cdn$ millions)

GRAPH

Cash Operating Margin

(Cdn$ millions)

GRAPH

Cash Cost per lb of Nickel

(US$)

GRAPH

Realized Nickel Price per lb

(US$)

Adjusted EBITDA

(Cdn$ millions)

GRAPH

Message to Shareholders

President’s Letter

FNX Mining made the successful transition from explorer to producer in 2004 with the commencement of commercial production at our McCreedy West Mine. Commercial production was declared at the beginning of November 2003 and our planned Phase 1 daily production rate of 1,000 tons was achieved in April, 2004, three months ahead of schedule. Uniquely for a new mine, the McCreedy West operation generated a profit in every quarter of 2004, including its first reporting quarter, producing a net income of $6.5 million on gross revenues of $55.9 million for the year. Phase 1 McCreedy West capital was entirely repaid during 2004, an impressive one year payback. This performance was a remarkable achievement and credit goes to the FNX team and our Sudbury Joint Venture (“SJV”) partners at Dynatec Corporation.

During 2004’s reporting period (production from November 1, 2003-October 31, 2004), Phase 1 Production at the McCreedy West Mine was 267,377 tons of nickel ore grading 1.7% nickel and 0.3% copper and 15,981 tons of copper-precious metal ore grading 5.9% copper, 0.6% nickel and 3.1g/t totalprecious metal (“TPM”). Reported Phase 1 total payable metal production was 6.2 million lbs of nickel and 2.7 million lbs of copper. This generated average payable revenue per ton of $197, compared to an average operating cost per ton of $112. The weighted average price received for nickel was US$6.22 per lb. and US$1.27 per lb. of copper. The average cost per lb of nickel, net of by-product credits, was US$3.18 per lb. FXN Mining generated a cash operating margin of $24.1 million for fiscal 2004.

The 2004 calendar year production at the McCreedy West Mine was 291,770 tons of nickel ore grading 1.6% nickel and 0.3% copper and 14,998 tons of copper-precious metal ore grading 5.7% copper, 0.6% nickel and 3.0 g/t TPM. Total metal production was 6.6 million lbs payable nickel and 2.6 million lbs payable copper.

Phase 1 mining at the McCreedy West Mine is only the beginning of our story. The focus for 2005 and 2006 is to bring the Levack Mine and the McCreedy West PM Deposit into production. A $10.0 million budget was approved during the year to recondition the Levack No. 2 Shaft to the 2200 Level. Surface work preparatory to reconditioning the shaft began in the fourth quarter of 2004. A surface rights and services agreement for the Levack Property was negotiated with Inco Limited and signed in the last quarter of the year. Work on the shaft began early in 2005 for completion in the third quarter of 2005. This will be followed by development work on the unmined 1300, 1900 and #7 Extension Deposits and limited pre-production ore mined in the fourth quarter of 2005.

An extensive bulk sampling program was initiated on the PM Deposit in 2004 and is continuing into the first quarter of 2005. The initial planned 4,063 ton bulk sample averaged 1.4% Cu, 0.4% Ni and 6.8 g/t TPM and plans are in place to begin mining in 2005 from a selected area of the PM Deposit. Later in 2005, once the Levack No. 2 Shaft is operational, most ore from the McCreedy West and Levack Mine Complex will be brought to surface using the Levack No. 2 Shaft. The start up of production at the PM Deposit provides the first significant copper-precious metal production for FNX and represents the more balanced nickel and copper-precious metal production profile expected in the future.

The 2004 exploration budget was $12.5 million and was focused primarily on production-related drilling, the conversion of resources to reserves and the delineation of new resources. During the year, a total of 495 holes were drilled for 275,005 ft and 19,020 core samples werecollected and sent for assay. At the PM Deposit, extensive underground drilling continued to intersect the mineralization and increase our confidence. Surface and underground holes at the Levack Mine tested the unmined deposits in order to confirm previous data and to delineate resources to support the start up of mining in 2005. Particular attention was paid to the 1300 Deposit, where our best hole intersected an impressive 102.3 ft of 2.6% Ni and 0.5% Cu. Extensive underground drilling also in-filled and extended the Inter Main Deposit at McCreedy West to the west, southwest and north. For example, hole FNX0528, drilled in the western extension area, intersected 46.2 ft grading 3.3% Ni and 0.5% Cu.

At the Podolsky Property, surface drilling on the 2000 Deposit ceased in May and a $30 million advanced exploration, underground program was approved. The plan called for the sinking of a vertical exploration shaft on the 2000 Deposit to the 2,450 ft depth to be followed by underground access development to permit underground drilling and bulk sampling, preparatory to a production decision. The advanced exploration program will take approximately 24 months to complete.

Net Earnings

(Cdn$ 000’s)

BAR GRAPH

PHOTOs

Over 200 invited guests, attended the Company’s official opening at the McCreedy West Mine on September 16,2004.

Terry MacGibbon, (right) FNX President and CEO, and Bob Dengler, (left) Vice Chairman of Dynatec, assist the Honourable Rick Bartolucci, Ontario Minister of Northern Development and Mines at the McCreedy West Mine opening.

The 2005 exploration budget was approved at $11.4 million and will be approximately evenly divided between production and reserve-resource support, and exploration on the footwall targets behind the Levack/ McCreedy West Mine Complex and contact and footwall targets on the Podolsky Property. Surface drilling of potential footwall (copper-precious metal) targets below the Sudbury Igneous Complex in 2004 began to show some encouragement. Several holes below the Levack Mine encountered narrow to moderate widths of copper-precious metal mineralization associated with strong off-hole geophysical anomalies in two areas behind the Levack Mine. Early in 2005, a new footwall discovery was announced located below the Levack Mine and southwest of the existing Levack No. 2 Shaft. Associated with a strong UTEM off-hole downhole anomaly and a bornite halo, the first 10.2 ft massive sulfide vein graded 26.2% copper, 3.0% nickel and 0.42 ounces per ton platinum, palladium and gold, while a 16.4 ft wide second vein graded 26.2% copper, 3.7% nickel and 0.45 ounces per ton platinum, palladium and gold. Assessing the potential of this new area will be of the highest priority in 2005.

Mineral reserves and resources were updated and reviewed at year-end. Production from Phase 1 mining at the McCreedy West Mine during 2003 and 2004 was replaced by new mineral reserves thereby maintaining a four-year mine life. New mineral resources were also announced for the PM Deposit, including 2.8 million tons in the indicated category and 1.1 million tons of inferred resources. The Levack Mine mineral resources were updated based on 2004 drilling, resulting in increased grades in upgraded mineral resource categories.

In September 2004, the McCreedy West Mine was officially opened in front of 200 dignitaries, employees and invitees by the Honourable Rick Bartolucci, Ontario Minister of Northern Development and Mines. In his address to the crowd, the Minister noted that this was the first mine opened in Ontario in seven years. At the McCreedy West Mine opening celebrations, the Sudbury Joint Venture partners took the opportunity to announce that the Norman Property and Deposits would be re-named the Podolsky Property and Deposits in honour of Terry Podolsky,former Vice President Exploration and Mineral Resource Development for Inco Limited and a founding director of FNX and its predecessor company.

FNX and its Sudbury Joint Venture partner have taken the critical first step in becoming a profitable producer in 2004. We face numerous challenges over the next few years to achieve our ambitious growth plans. I am confident that we will overcome these challenges with the continued support of our employees, shareholders and contractors. The FNX directors have provided the Company and management with positive support and the benefit of their advice and expertise. We acknowledge the patience and understanding of our shareholders during our challenging journey from explorer to producer. Our collective objective remains unchanged, to become Canada’s next mid-tier mining company.

On behalf of the Board

SIGNATURE

Terry MacGibbon

President and Chief Executive Officer

March 25, 2005

Production

Production

McCreedy West Mine

The Sudbury Joint Venture (“SJV”) commenced mining at the McCreedy West Mine in late May, 2003, only 14 months after the start of exploration on its five Sudbury Basin properties. The rapid, low cost production start-up was the result of extensive existing surface and underground infrastructure, including power, water, ramps, level drifts, shafts, raises, roads, and buildings. Limited pre-production mining in 2003 resulted in 52,458 tons of ore being shipped to the Clarabelle Mill.

Introduction

Commercial production at the McCreedy West Mine was declared November 1st, 2003 and the scheduled mining rate of 1,000 tons daily was achieved in April 2004 - three months ahead of schedule. For the reported fiscal 2004 (November 1, 2003 - October 31, 2004), 283,358 tons of ore were shipped for processingand produced 6.2 million lbs of nickel, 2.7 million lbs of copper, 75,694 lbs of cobalt and 1,132 ounces of platinum, palladium and gold. The cash operating cost per ton was $112 compared to revenue of $197 for a cash operating margin of $85 per ton. The cash cost per pound of nickel, net of by-product credits was US$3.18, while the weighted average realized price for nickel was US$6.22 and US$1.27/lb for copper.

For the calendar year 2004 (January 1, 2004 - December 31, 2004), production was 306,768 tons of ore shipped, with payables of 6.6 million lbs of nickel, 2.6 million lbs of copper, 82,814 lbs of cobalt and 1,002 ounces of platinum, palladium and gold. This transates to just over 25,500 tons of ore shipped per month in 2004, compared to an average monthly shipping rate of 6,300 tons in the production months of 2003.

Throughout 2004, management focused on improvements in mine efficiencies, workforce productivity, equipment utilization and fleet complements. Increased grade management controls, reserve optimization and ore quality measures were initiated. Protocols for reporting monthly activities, forecasting production, presentation of new mining area proposals and a production data base were implemented. Geological control and support services were increased through mine-wide grade control coverage on extra shifts, establishment of dedicated ore transfer bays, implementation of operator muck accounting reports, introduction of a formal grade management program and dedicated ore tracking database.Also in 2004, the surface crushing facilities were relocated to a dedicated insulated building to increase dust and noise control. A truck weighbridge scale was installed at McCreedy West Mine during the year and was certified as an acceptable commercial weighing apparatus for ore delivery and settlement. The sample tower was also relocated and covered with a heavy polyethylene shroud.

Production for 2004 was exclusively from the Phase 1 McCreedy West Orebodies, namely the Inter Main, Upper Main, East Main and 700 Deposits.

PHOTO

Jumbo drill underground at McCreedy West Mine.

Figure 1: McCreedy West Mine

Phase 1 Orebodies - 3D View

Inter Main Deposit

The Inter Main Deposit is a large contact style, nickel-rich orebody located between the 950 and 1400 levels and approximately 1,500 ft east of the historic mine workings. Discovered in 2002 by the SJV, the Deposit is accessed via a new footwall ramp development, which was completed, together with related infrastructure, on schedule in the second quarter of 2004. Access at strategic level intervals will allow for full development of the Deposit. The silling and 243 additional detailed diamond drill holes totaling 75,673 ft on the Inter Main resulted in developing a higher degree of confidence in reserve/resource models and mine planning. The drilling also identified areas in the Inter Main and to the west, southwest, and north as new targets, which will be tested as underground drill platforms become available.

The Inter Main Deposit is now subdivided into eight main active mining areas.

Both jumbo and jackleg style mechanized cut and fill stoping with unconsolidated waste fill have been the preferred mining methods to date. Conceptual designs using modified long hole stoping are utilized in certain areas of the Deposit.

Production from the Inter Main Deposit in 2004 was 231,839 tons grading 1.7% Ni, 0.2% Cu and 0.06% Co. The Inter Main was the primary nickel production source in 2004 and will produce over 5.3 million lbs of payable nickel in 2005.

Higher than planned dilution in 2004 led to some changes in mining practices to increase reserve recoveries by eliminating planned permanent pillars. With eight mining stopes within the deposit, the Inter Main can sustain the planned 700 tpd mining rate through fill cycles in 2005. Smaller mining equipment was also introduced to permit effective mining of the narrower pod-like areas of the Deposit and maintain grade, while minimizing dilution.

Upper Main Deposit

The Upper Main Deposit is located below the 550 Level and is a small down-dip remnant of a previously mined nickel-rich contact deposit. Production from the Upper Main began in 2003 and continued through 2004. Mining methods employed both jackleg and jumbo style mechanized cut and fill stoping with unconsolidated waste fill.

The Deposit was scheduled to be nearly depleted at the end of 2004, although additional lower grade ore was opportunistically and incrementally mined earlier in the year. Mining within a crown pillar situated below an older mined out area not included in the reserve base, will support mining in the Upper Main Deposit well into the first quarter of 2005. Overall, the Upper Main Deposit will exceed the original extraction forecast.

In 2004, the Upper Main produced 28,840 tons of ore grading 1.2% Ni, 0.3% Cu and 0.05% Co with a net recovered metal content of 455,615 lbs of nickel and 135,557 lbs of copper. Initial mining had a higher than planned dilution rate and, as a result, larger equipment was replaced half way through 2004 with smaller machines in order to bring the dilution rate back into line with planned rates. No further production is planned from the Upper Main Deposit in 2005.

East Main Deposit

The East Main Deposit is also a typical nickel-rich contact deposit which goes from near surface to the 600 Level, approximately 500 ft east of the historic Upper Main workings. Access to the East Main was established during the third quarter of 2003. Mining in 2004 focused on the 420 and 450 Levels removing 31,091 tons of ore grading 1.8% Ni, 0.4% Cu and 0.05% Co. Three mining lifts were taken from the 450 Level before converting to long hole removal of the crown between the stope back and the 500 Level. The high grade ore has an irregular configuration and this caused some additional dilution. Subsequently the East Main Deposit reverted to mechanized cut and fill resulting in better dilution control.

The area of the East Main Deposit up to the surface crown pillar limit is being drilled early in 2005 to confirm resources and allow optimum extraction up to the crown limits. Consideration will be given to raising the crown limits and a geotechnical study is underway to evaluate the feasibility of this approach. Mining plans in 2005 for the East Main Deposit provide for the removal of 33,780 tons of ore.

700 Deposit

The 700 Deposit is a copper-precious metal footwall deposit, which consists of a high grade vein complex extending from the 500 Level to below the 750 Level. Mining on the 700 Deposit accelerated once economic assessments were completed. Development was advanced to support shrinkage stope mining by utilizing strategically placed vertical and horizontal assessment development headings orientated up the vein and across the strike.

In 2004, 14,998 tons of ore was removed from the 700 Deposit grading 5.7% Cu, 0.6% Ni and 3.0 g/t TPM. In addition to the vertical shrinkage stopes, several lower grade areas were panel mined from flat-dipping veins where the veins rolled. Production from the 700 Deposit was sporadic during 2004 due to allocation of labour to the nickel-rich stopes, however the 700 Deposit is now approaching full development and production will be more consistent in 2005.

The 2005 production forecast from the 700 Deposit is 42,750 tons of ore grading 6.6% Cu, 0.7% Ni and 4.7 g/t TPM.

950 Deposit

A drill drift was developed into the 950 Deposit in 2004 to provide a platform for detailed drilling of the Deposit early in 2005. An initial bulk sample was taken from the drift development to test for deliterous materials in the mineralization. Upon completion of the 2005 drilling program, a bulk sample will be taken from the area for metallurgical testing, to establish the economic parameters for processing and to confirm resource and reserve estimates.

PHOTO

Installing roof support at McCreedy West Mine.

PHOTO

McCreedy West Mine crusher building, sampling tower and ore piles ready for trucking to mill.

2004 Year-end

Reserves and Resources

The SJV’s mineral reserve and resource estimates are reviewed n-house at year-end using 3-dimensional computer block modeling and inverse distance grade interpolation with Datamine software. The preliminary estimates are then reviewed by Dynatec Corporation staff using mining parameters and costs. When required, these estimates are subsequently reviewed or audited by Roscoe Postle Associates, an independent consultant, and conform to NI 43-101 standards.

McCreedy West Mine

Mineral Reserves

Phase 1 McCreedy West mineral reserves at the end of 2003 consisted of 1.24 million tons of nickel-rich contact ore averaging 1.9% Ni and 0.2% Cu plus 119,000 tons of footwall material grading 6.8% Cu, 0.8% Ni and 0.17 oz/t TPM. Table 1 shows the new mineral reserve estimates for Phase 1 McCreedy West Mine. After producing more than 340,000 tons in 2003 and 2004, probable mineral reserves remain nearly constant at 1.25 million tons of contact ore grading 1.8% Ni and 0.2% Cu, plus 110,000 tons of footwall ore averaging 6.6% Cu, 0.8% Ni and 0.16 oz/t TPM at year-end December 31, 2004. The new mineral reserve estimates were calculated using our original feasibility parameters, including metal prices of Ni=US$3.95/lb, Cu= US$0.78/lb, Pt=US$650/oz, Pd=US$185/oz, Au=US$350/oz, and a Canadian dollar=US$0.70. The mineral reserves are fully diluted and include an 83% mining recovery factor. The mineral reserve cut-off was determined from the net smelter return based on the Off-Take Agreement metal accountability and estimated mining costs. The nickel equivalent cut-off grade in the contact deposits can range from 1.0% to 1.4%, dependent upon the mining method. The footwall mineral reserves are also fully diluted and use the same cut-off approach as used for the contact deposits resulting in approximately a 1.4% nickel equivalent cut-off grade.

Mineral Resources

The Phase 1 McCreedy West mineral resources estimates shown in Table 2 are inclusive of those mineral resources modified to produce mineral reserves. Indicated mineral resources include 1.11 million tons of contact mineralization grading 2.2% Ni and 0.3% Cu plus 150,000 tons of 700 Deposit footwall mineralization averaging 7.0% Cu, 0.8% Ni and 0.20 oz/t TPM. Another 373,000 tons of inferred contact mineral resources grading 1.7% Ni and 0.3% Cu occurs in the Inter Main, East Main and Upper Main Deposits. The mineral resource estimates are undiluted and based upon metal prices of Ni=US$3.95/lb, Cu=US$0.78/lb, Pt=US$650/oz, Pd=US$185/oz, Au=US$350/oz, and a Canadian dollar =US$0.70. The contact deposits have a 1% Ni cut-off, and a minimum eight ft true width, while the footwall deposits are based upon a 1.4% Ni equivalent cut-off. True mining width for the footwall deposits vary from six to seven ft, depending upon the vein dip, and include internal and external mining and sill dilution.

PM Deposit

Mineral Resources

Table 3 shows the mineral resources at the PM Deposit. Indicated mineral resources are 2.77 million tons grading 1.2% Cu, 0.3% Ni and 0.17 oz/t TPM, while inferred mineral resources are 1.06 million tons averaging 1.1% Cu, 0.3% Ni and 0.21 oz/t TPM. These mineral resources are for portions of the PM Deposit with sufficient data points to be considered resources. Additional mineral resources will be added to the PM Deposit in the future once adequate data are collected. The work to date favours a bulk mining approach to exploitation of this deposit.

The PM Deposit mineral resources include 520,000 tons previously attributed to the 950 Deposit, which is now considered to be part of the PM Deposit. The PM Deposit mineral resources are based on a minimum true width of eight ft and a 0.06 oz/t TPM cut-off.

Levack Mine

Resources

Based on limited surface and underground drilling in 2004, the Levack Mine mineral resources are re-stated in Table 4 . The measured and indicated mineral resources at Levack Mine as at December 31, 2004 are 4.87 million tons averaging 2.1% Ni and 1.0% Cu, while inferred mineral resources are 0.65 million tons grading 2.0% Ni and 1.0% Cu. Contained metals total 226.5 million lbs of nickel and 110.7 million lbs of copper. The Levack Mine mineral resources are based on metal prices of Ni=US$3.95/lb, Cu=US$0.78/lb and a Cdn dollar =US$0.70 except for the 1900 Deposit (see Notes to the tables on page 12). Mineral resource estimates for the 1300, 1900 and No. 7 Extension deposits are based upon a 1% Ni or a 1% Ni equivalent cut-off grade and a minimum eight ft true mining width. Underground drilling on the 1300 Deposit in 2004 resulted in some of the inferred mineral resources being upgraded to the indicated category.

2005 Priorities

The focus of nearly half of the 2005 exploration program budget of $11.4 million will be to replace the 2005 Phase 1 McCreedy West mineral reserves depleted through 2005 production, to convert a portion of the PM Deposit resources to reserves and to convert some of the Levack Mine mineral resources to reserves.

PHOTO

Ore truck being loaded at McCreedy West Mine.

PHOTO

Far left: Constructing ‘pillars’ underground at McCreedy West Mine for improved ore recovery and safety.

PHOTO

Core samples from McCreedy West Mine.

Table 1:

McCreedy West Mine:

_______________________________________________________________________________________

Summary of Mineral Reserves (at December 31, 2004)

_______________________________________________________________________________________

Tons

Ni

Cu

Pt

Pd

Au

TPM

___________

___________________________

Category

(million)

%

oz/ton

_______________________________________________________________________________________

Probable

Contact Deposits

1.25

1.77

0.21

Footwall Deposits

0.11

0.76

6.55

0.05

0.07

0.04

0.16

_______________________________________________________________________________________

Total

1.36

_______________________________________________________________________________________

Table 2:

McCreedy West Mine:

_______________________________________________________________________________________

Summary of Mineral Resources* (at December 31, 2004)

_______________________________________________________________________________________

Tons

Ni

Cu

Pt

Pd

Au

TPM

___________

___________________________

Category

(million)

%

oz/ton

_______________________________________________________________________________________

Indicated

Contact Deposits

1.11

2.24

0.28

–

–

–

–

                        Footwall Deposits - 700         0.15          0.78         7.00          0.06         0.09         0.05         0.20

_______________________________________________________________________________________

Total

1.26

_______________________________________________________________________________________

Inferred

Contact Deposits

0.37

1.65

0.33

Footwall Deposits - 700

0.01

0.84

5.77

0.08

0.12

0.07

0.27

_______________________________________________________________________________________

Total

0.38

_______________________________________________________________________________________

* The Indicated mineral resources are inclusive of those mineral resources modified to produce the mineral reserves.

Table 3:

PM Deposit:

_______________________________________________________________________________________

Summary of Mineral Resources (at December 31, 2004)

_______________________________________________________________________________________

Tons

Ni

Cu

Pt

Pd

Au

TPM

___________

___________________________

Category

(million)

%

oz/ton

_______________________________________________________________________________________

Indicated

Footwall  - PM Deposit

2.77

0.26

1.17

0.07

0.07

0.03

0.17

Inferred

1.06

0.28

1.11

0.08

0.11

0.02

0.21

_______________________________________________________________________________________

Table 4:

Levack Mine:

_______________________________________________________________________________________

Summary of Mineral Resources (at December 31, 2004)

_______________________________________________________________________________________

Tons

Ni

Cu

Pt

Pd

Au

TPM

___________

___________________________

Category

(million)

%

oz/ton

_______________________________________________________________________________________

Measured

Contact Deposits

2.41

2.11

1.07

–

–

–

–

Indicated

Contact Deposits

2.46

2.01

0.95

–

–

–

–

_______________________________________________________________________________________

Total

Contact Deposits

4.87

2.06

1.01

–

–

–

–

_______________________________________________________________________________________

Inferred

Contact Deposits

0.65

1.99

0.95

–

–

–

–

_______________________________________________________________________________________

Resource and Reserve Notes

  The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

  Contact deposit resource estimates excluding the Levack 1900 Deposit are based on 1% Ni cut-off grade and a minimum 8 ft true width. The Levack 1900 Deposit estimate is based on a 1% Ni equivalent cut-off grade. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.80/lb, nickel=$3.75/lb, platinum=$525/oz, palladium=$225/oz, gold=$325/oz and a Canadian dollar of US$0.67.

  The 700 deposit resource estimate is based on 1.4% Ni equivalent cut off grade and a minimum true mining width of 6 ft or 7 ft, depending on vein dip and includes internal and external mining dilution. The Indicated resource are those blocks above C$83/ton NSR as based on the 700 deposit Inco Off-Take Agreement metal accountability.

  The Upper PM (950) resource volume is based on a 0.75% Ni equivalent cut-off grade and a minimum 8 ft true width. Nickel equivalency is based on metal prices of ($US): copper=$0.70/lb, nickel=$3.50/lb, platinum=$600/oz, palladium=$250/oz, gold=$340/oz and a Canadian dollar of US$0.67. The Indicated resource are those blocks above C$87/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.  Resources for the PM Deposit are based on a 0.058 oz/ton TPM cut-off.

  Reserves are the mineable economic portion of the resources. All reserve estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US): Cu=$0.78/lb, Ni=$3.95/lb, Pt=$650/oz, Pd=$185/oz, Au=$350/oz and a Canadian dollar of US$0.70. Contact deposit reserve estimates include mining dilution at grades assumed to be zero and include mining recovery of about 83%. Mining cut-off  for reserves was determined from net smelter return (NSR) based on the Inco Off-Take Agreement metal accountability and feasibility study estimated mining costs. Ni equivalent cut-off grades range from 1% to 1.4% depending on mining method. The 700 Deposit reserve estimate is based on the fully diluted resource and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.4% Ni equivalent, with a recovery of 85%.

  TPM = platinum+palladium+gold

Development

PHOTO

Galloway installation at Podolsky.

Development

The SJV initiated three scoping studies in 2004 as part of a growth plan to triple production by 2006 and potentially quadruple production by 2007. The first program is at the PM Deposit in the McCreedy West Mine, where a bulk-sampling program was initiated in 2004 to supplement the detailed underground drilling program undertaken on the Deposit in 2003 and part of 2004. Initial production from the PM Deposit is planned for later in 2005.

An $10.0 million program to recondition the Levack No. 2 Shaft and surface facilities was approved in 2004. Implementation of the program was delayed until a surface rights and services agreement was signed in late 2004. Reconditioning of the shaft and surface facilities is underway and completion is scheduled for the third quarter of 2005. This will be followed by expected limited pre-production ore in the last quarter.

Production at the Levack Mine will ramp up during 2006 to a potential target of 1,000 to 1,500 tons per day.

Finally, a $30.0 million advanced exploration underground program was commenced at the Podolsky Property’s 2000 Deposit in the third quarter of 2004. This program consists of sinking a vertical shaft to the 2,450 ft depth, crosscutting to the Deposit, detailed underground drilling and bulk sampling. The entire program will take 24 months to complete and a production decision will be made by mid-2006 for possible production start-up in 2007.

PM Deposit

The PM Deposit is a copper-precious metal, footwall deposit, which lies just below the 1600 Level of the McCreedy West Mine. It consists of a large mineralized body measuring 1,500 ft by 1,000 ft and more than 150 ft thick. The mineralization consists of breccia fillings, disseminations, vein stockworks and massive veins. After extensive underground drilling, it was decided to develop a decline from the 1550 Level into the PM Deposit to facilitate an extensive bulk sampling program designed to increase confidence in the drill-indicated grades and to provide metallurgical samples. This program is scheduled for completion in the first half of 2005, but preliminary results of the bulk sampling program are shown in Figure 2. Initial mineral resource estimates for portions of the PM Deposit were released early in 2005 and one area was selected for start-up mining. Development of this area began early in 2005 and approximately 134,000 tons of development and production ore will be mined in 2005. Expected production from the PM Deposit during 2005 will be limited by access to working faces and the haulage limitations of the existing McCreedy West ramp. The ramp’s daily haulage capacity is 1,700-1,800 tons per day. Approximately 1,000 tons production ore from Phase 1 Mining is currently transported up the ramp daily leaving only 700-800 tons per day available for PM production. When the Levack Mine No. 2 Shaft is operational, most ore from the McCreedy West/Levack Mine Complex will be transported to the shaft and raised to surface.

PHOTO

McCreedy West/Levack Mine Complex - Longitudinal Section.

Padolsky shaft headframe.

PM Bulk Samples

Bulk

Cu

Ni

TPM

TPM

Sample

Tons

%

%

oz/t

g/t

___________________________________________

#1

4104

1.41

0.40

0.20

7.0

___________________________________________

Lot

Cu

Ni

TPM

TPM

Number

Tons

%

%

oz/t

g/t

___________________________________________

18

1533

1.08

0.32

0.20

7.0

___________________________________________

19

1287

1.28

0.31

0.19

6.5

___________________________________________

20

870

0.95

0.23

0.16

5.5

___________________________________________

21

972

0.57

0.17

0.16

5.4

___________________________________________

22

659

0.71

0.22

0.18

6.3

___________________________________________

23

930

1.44

0.27

0.34

11.7

___________________________________________

FNX Development and Production Timelines

CHART

Figure 2: McCreedy West Mine

PM Bulk Samples

Levack Mine

Reconditioning of the surface facilities at the Levack Mine began in the fourth quarter of 2004 and the No. 2 Shaft was opened early in 2005. The No. 2 Shaft is a multi-compartment vertical shaft, which goes to the 3915 Level. The current $10.0 million reconditioning program is designed to re-open the shaft to the 2200 Level to accommodate a loading pocket on the 1600 Level. At present, all mining at the Levack Mine is planned above the 1600 Level.

Once the No. 2 Shaft is reconditioned and operational in the third quarter of 2005, development will begin on the unmined 1300, 1900 and No. 7 Extension Deposits. Approximately 36,000 tons of development ore is planned in the last quarter of the year, with ramp-up to full production expected through the first half of 2006. The ultimate production target will be at least 1,000 tons per day and, if development can support it, 1,500 tons per day. Present mineral resources are sufficient to support a 1,000 ton per day production rate at Levack for at least 20 years. Figure 8 shows the unmined deposits, remnants and existing underground facilities at the Levack Mine.

The recent new Footwall discovery is located in front of the Levack No. 2 Shaft and at a 3,900 ft. vertical depth. If follow-up drilling in 2005 defines a potentially commercial ore body, the most likely access will be through the No. 2 Shaft and a new ramp to the deposit. This might require further reconditioning of the No. 2 Shaft from 2,200 ft. to its bottom at 3,915 ft. and development of a ramp and associated infrastructure at some point in the future.

Podolsky Property

In the third quarter of 2004 a $30.0 million advanced exploration, underground program was approved to evaluate the Podolsky 2000 Deposit. This decision was made after surface drilling over 24 months to May 2004 outlined an offset dyke deposit at 2,000 ft below the historic Whistle Open Pit. The deposit consists of a massive sulfide core surrounded by extensive stockwork and vein swarms rich in copper-nickel-precious metals. The deposit appears to be 900 ft in the vertical dimension and 450 ft along strike with true thickness of up to 100 ft in places.

Surface work at the Podolsky Property began in the third quarter of 2004 with construction of a road, site clearing and erection of buildings. A 17 ft. diameter shaft collar was completed in late 2004, followed by construction of a steel head- frame and a hoist room building. Page 15 contains a recent photograph of the construction at Podolsky. The actual shaft sinking began late in March 2005. Once the planned depth of 2,450 ft vertical is reached, a crosscut will be driven to the 2000 Deposit and drill stations developed to permit detailed underground drilling of the Deposit to establish mineral resource estimates. Additional underground development will permit bulk samples to be taken for metallurgical test work and to support the mineral resource estimation. All this is scheduled to take approximately 24 months to complete. Using the data collected, a feasibility study will be completed in late 2006. Dependent upon the feasibility study results, production could start in 2007.

Figure 3: Podolsky Mine

Longitudinal Section - Looking Northwest

Exploration

PHOTO

GPS field technician locating drill holes.

Our Target Focus

The Sudbury Basin

Background

In January 2002, FNX Mining signed an option agreement with Inco Limited to earn a 100% interest in the mineral rights on five former producing properties in the Sudbury Basin. The properties were the McCreedy West, Levack, Podolsky (formerly the Norman), Victoria and Kirkwood. FNX Mining assigned their option rights to the Sudbury Joint Venture (“SJV”) held 75% by FNX Mining and 25% by Dynatec Corporation - one of Canada’s premier mining contractors. FNX Mining manages the exploration, Dynatec directs the mining and Inco Limited processes the ore and markets the metals.

The option agreement required the SJV to spend $30 million on exploration by May 2006. This was achieved in late 2003 and the option was exercised in December 2003, more than two years ahead of schedule. The SJV now operates the McCreedy West Mine and is exploring and developing the adjacent Levack Mine, the McCreedy West PM Deposit and the Podolsky 2000 and North Deposits.

Introduction

The 2004 exploration budget was $12.5 million and was focused primarily on supporting production and increasing resources and reserves. On the McCreedy West and Levack Properties, this included detailed drilling of the PM Deposit and the Inter Main and potential extensions to the west, southwest and north. Minor drilling also took place on the 700 and East Main Deposits. Drilling from both surface and underground platforms was completed at the Levack Mine, primarily on the 1300 Deposit. At the Podolsky Project, infill drilling of the 2000 Deposit and delineation drilling of the North Deposit accounted for 44% of the budgeted program, with the balance applied to drilling exploration targets throughout the property. Some initial success was encountered in drilling for new footwall deposits behind the Levack Mine in 2004 and early 2005. The balance of the 2004 drilling was focused on surface drilling of the Podolsky 2000 Deposit and testing for contact deposits along the base of the Sudbury Igneous Complex (SIC).

The Sudbury Basin

The Sudbury Basin is a 60 km by 30 km elliptical geological structure located just to the north of the Greater City of Sudbury. The Sudbury Basin is generally accepted to be the result of a meteorite impact that produced a crater 1.85 billion years ago, and a melt sheet called the SIC. Sulfide mineralization collected in traps within the basal contact horizon, or along Offset dykes that radiate from the main Sudbury Basin structure. Nickel-copper-cobalt ores are found near the base of the SIC, whereas copper-platinum-palladium-gold (+nickel) occurs within impact breccia horizons well below the SIC, and within the Offset Dykes.

The newly discovered remnants or unmined deposits in McCreedy West/ Levack Mine Complex are primarily contact or nickel-rich mineralization, while the Podolsky 2000 and North Deposits and the McCreedy West’s PM and 700 Deposits represent footwall-type copper-platinum-palladium-gold mineralization. The latter type of deposit has been increasingly recognized over the last 20 years to represent high value, adding future growth to the 100+ year old Sudbury mining camp. As FNX expands its production from the McCreedy West Phase 1 Mining (primarily nickel-rich) to the McCreedy West PM Deposit (copper-precious metals) to the Levack Mine (primarily nickel-rich) to the Podolsky 2000 and North Deposits (copper-precious metals) over the next two to three years, FNX will evolve from primarily a nickel producer to increasingly a more balanced nickel-copper-platinum-palladium-gold producer.

Exploration

McCreedy West

The McCreedy West Property, located 40 kms north of the Greater City of Sudbury, lies directly west of the Levack Mine Property and includes portions of the town of Levack. The McCreedy West and Levack properties both occur along the North Range of the SIC at the western end of the nine km long, nickel-copper-platinum-palladium-gold-cobalt-rich Levack Embayment Structure, which hosts 16 historic and operating mines.

Introduction

The McCreedy West Mine was operated by Inco from 1970 to 1998, when low (US $2.20/lb) nickel prices forced its closure. Production to 1998 totaled 15,758,000 tons averaging 1.7% Cu, 1.4% Ni and 0.043 oz/t TPM. Nickel ore was mined from contact deposits, while Cu-Ni-precious metal deposits occur as vein networks below the SIC in the brecciated footwall rocks.

In 2004, the Sudbury Joint Venture drilled 142,566 ft in 388 underground holes on the McCreedy West Property. These holes focused on defining and expanding two contact deposits (Inter Main, East Main,) and two footwall deposits (700 and PM).

Inter Main Deposit

The Inter Main Deposit is a nickel-rich, contact type deposit, which was discovered by FNX in 2002. It is located to the east of previously mined contact deposits at McCreedy West Mine and is hosted within multiple topographic depressions along the lower contact of the SIC. The Inter Main and various associated deposits and extensions, occupy a strike length of at least 1,500 ft. The known down-dip dimension extends for at least 1,400 ft and varies from a few ft to nearly 50 ft in width. While the dominant mineralization is associated with physical traps at the basal contact of the SIC, mineable hanging wall lenses occur throughout the ore body. Both contact and hanging wall mineralization consists of pyrrhotite-pendlandite-chalcopyrite-pyrite as inter-granular disseminations, blebs, blocks, fragments, laminated semi-massive and massive sulfides.

The style of mineralization depends upon rock type associations and proximity to contact traps and Granite Breccia plumes.

The successful 2003 exploration drilling program on the Inter Main consisted of 49,045 ft in 107 underground and surface holes. The 2003 results not only confirmed the Inter Main Deposit, but suggested that the mineralization extended to the west, southwest, and north. The follow up 2004 exploration program saw 75,673 ft drilled in 243 underground holes, primarily on the west, southwest, and north extensions and local detailing at 50 ft and 25 ft centres. (See Figure 4).

Exploration in 2005 on the Inter Main and extensions will continue to focus on those areas which showed potential for expansion from the 2004 program. In addition, opportunities exist for defining additional resources to the southeast and east of the main Inter Main Deposit and these will also be tested in the 2005 program.

East Main Deposit

Similar to the Inter Main deposit, the East Main Deposit is a contact deposit which lies in a south-trending embayment at the basal contact of the SIC. The deposit strikes east-west for 200 ft and from surface to a depth of at least 600 ft. The mineralization consists of pyrrhotite-pendlandite-chalcoprite-pyrite and varies from 14 to 50 ft wide. Mining was initiated on the East Main Deposit in 2003. The 10 holes for 765 ft in 2004 were mainly for production planning purposes. Drilling in 2005 will be for production planning support and crown pillar definition.

PHOTO

McCreedy West/Levack Mine Complex - Longitudinal Section.

Exploration drilling at McCreedy Mine.

Figure 4: McCreedy West Mine Inter Main - Phase 1 Mining

Upper Main Deposit

The nickel-rich Upper Main Deposit consists of two lenses of mineralization. The higher grade contact lens is from eight to 18 ft wide with strike and dip dimensions of 300 ft and 250 ft, respectively. The larger low grade hanging wall lens is hosted by Granite Breccia and varies between 10 and 25 ft in width. It has strike and dip dimensions of 600 and 180 ft, respectively.

The Upper Main contact lens was the first to be mined at the McCreedy West Mine in 2003 and by the end of 2004 only a minimum tonnage remained to be mined by the end of 2005. The hanging wall lens has not yet been mined and will require further drilling before the resource can be upgraded to mineable status.

700 Deposit

The 700 Deposit consists of one to four ft wide massive chalcopyrite-pendlandite-millerite-pyrrhotite veins in a 200 ft x 550 ft x 800 ft block located in the footwall betweenthe 500 and 700 Levels. Generally, the veins strike northeast to east and dip to the south, sub-parallel to the base of the overlying SIC contact. Mining on the 2003 reserve began in mid-2003. Last year, 13 underground holes totaling 1,443 ft were completed on the 700 Deposit as support for production planning.

PM and Upper PM Deposit

The PM and Upper PM (formerly 950 Deposit) Deposits are footwall type, Cu-Ni-precious metal deposits hosted by the same Sudbury Breccia package as the up-plunge 700 Deposit. They are semi-continuous deposits consisting dominantly of wide stockworks of narrow fracture fill veins, disseminations and sulfide wrapping clasts, rather than the massive vein style of the 700 Deposit. Mineralization is typically chalcopyrite+millerite+pendlandite+PGE (combination of Pd+Pt+Bi+Te) +Au.

The mineralization is hosted by a Sudbury Breccia unit which is typically 300 to 400 ft wide and dips 35º to 40° to the southeast. On the western edge of the PM Deposit the

Sudbury Breccia unit is found 300 ft below the SIC base, while it occurs 600 ft below the SIC contact on its eastern edge. Locally, the Sudbury Breccia unit can be quite chaotic with 100 ft necks of brecciated rock extending from the main unit to the SIC contact. Structurally-controlled fluid pathways combined with the blocky semi-permeable breccia texture provides fertile ground for development of low sulfide-precious metal footwall deposits.

The PM Deposit extends approximately 1,000 ft in an east-west direction and 1,500 ft along dip with a true thickness up to 150 ft. The Deposit remains open down- dip, up-dip and possibly to the east. The PM Deposit is defined by a series of stacked veins and vein sets, which occur at a steeper angle (40° to 50°) than the overall 35° dip of the Deposit. Where vein sets are proximal to one another, stockworks have developed between the veins and are mineralized for hundreds of feet along dip and strike. FNX Mining undertook extensive underground drilling of the PM Deposit in 2003. This was continued in 2004 with 47,299 ft in 101 underground holes in order to test the continuity of the mineralization, increase confidence levels and add to an understanding of the geological controls to mineralization.

In 2003, the SJV initiated an exploration ramp from the 1550 Level into the PM Deposit. By the end of 2004, the ramp had progressed 1,535 ft into the Deposit with an additional 835 ft of related cross cut, drift and muck bay development. Part of the rock has been removed from the developed areas and processed as PM batch test samples. The first planned 4,063 ton bulk sample from the PM Deposit graded 1.4% Cu, 0.4% Ni and 6.8 g/t TPM. Additional bulk samples are planned for removal as the ramp is driven deeper in the PM Deposit. (See Figure 2). The increased geological and metallurgical knowledge derived from the bulk sampling program at the PM Deposit will provide the basis for a mineral resource model. Figures 5 and 6 show the grade blocks in plan and section for the PM Deposit. This resource estimate was received in the first quarter of 2005 and is expected to support limited production starting later in the year.

The Upper PM Deposit may represent the up-plunge extension of the PM Deposit. Since the completion of the 2002 drill program, no boreholes have been drilled into this deposit. However, in 2004, the SJV did initiate a decline from the 1010 Level into the Upper PM mineralization to further the understanding of this Deposit and its relationship with the down-plunge PM Deposit. Drilling in 2005 will test the area between the Upper PM and PM Deposits as well as probe the down-dip and eastern extensions of the PM Deposit. Approximately 36,500 ft of drilling is budgeted for this work.

PM Deposit

Borehole

Length

Cu

Ni

TPM

Highlights

(ft)

%

%

g/t

___________________________________________

FNX0062

 143.3

0.8

0.2

3.7

incl

52.8

1.0

0.2

2.8

incl

60.9

0.9

0.2

5.7

incl

21.6

0.9

0.2

7.8

FNX0205

167.5

0.8

0.2

3.9

incl

14.0

1.5

0.2

7.2

incl

24.5

1.5

0.6

9.0

FNX0223

102.5

1.3

0.4

6.4

incl

35.0

2.0

0.4

11.0

FNX0090

85.0

1.4

0.1

8.5

incl

33.5

2.7

0.2

17.3

FNX0340

15.3

2.1

0.3

19.8

and

27.2

0.3

0.3

7.2

FNX0110

79.0

0.6

0.1

8.4

incl

35.0

1.0

0.2

15.1

FNX0093

100.0

0.8

0.3

9.2

incl

20.0

2.5

1.2

35.4

FNX3022

64.1

0.1

0.1

15.2

Figure 5: PM Deposit Resource Blocks - 3150 Section

Figure 6: PM Deposit Plan of Resource Blocks

Figure 7: McCreedy West Mine PM Deposit - 3D Plan View

Exploration

Levack

The Levack property is located 40 km north of the Greater City of Sudbury, adjacent to the McCreedy West Mine Property and east of the town of Levack.

It occurs along the North Range of the SIC at the mid-western portion of the prolific, mineral-endowed Levack Embayment Structure.

Introduction

The Mond Nickel Company Limited began production at Levack in 1915. Subsequent to its merger with Inco in 1929, the surface plants were destroyed by a fire and the mine was closed. It re-opened in 1937 and operated continuously until finally closing in 1999 when the nickel price dipped to US$2.20/lb. A total of 60.5 million tons of ore was mined at Levack grading 2.0% Ni, 1.3% Cu, 0.049 oz/t TPM.

With the rehabilitation of the 1600 Level to the Levack Mine from McCreedy West Mine in early 2004, it became possible to implement drilling programs from both underground and surface platforms. In the past year, FNX completed 21 surface and 21 underground holes at the Levack Project for a total of 55,858 feet. Most of this drilling was completed as part of a definition program into the unmined #7 Extension, 1300 and 1900 Deposits, however 6,979 feet in seven holes were used to probe untested areas of the contact and proximal footwall.

1300 Deposit

The unmined 1300 Deposit extends from the 1000 Level to the 1500 Level of the Levack Mine and has approximate dimensions of 250 ft x 650 ft. It is defined by sub-horizontal lower and sub-vertical upper portions. The sub-horizontal portion lies at the contact between Sublayer Norite and a mixed ultramafic-gabbroic/Granite Breccia unit. The upper portion dips at 55° and is completely within the mixed ultramafic-gabbroic/Granite Breccia unit. The mineralization is typical of a contact type deposit consisting of massive, semi-massive, blocky and blebby pyrrhotite-pendlandite-chalcoprite-pyrite.

FNX completed 10 surface holes for 16,492 ft and 12 underground holes for 10,715 ft into the 1300 Deposit in 2004. The best 2004 hole intersected 102.3 ft grading 2.6% Ni and 0.5% Cu. An additional 30 holes for 12,000 ft are planned for the 1300 Deposit in 2005, contingent upon underground access and this will upgrade the Deposit and allow mine planning to proceed.

1900 Deposit

Although the 1900 and 1300 Deposits lie proximal to each other, they are geologically and mineralogically quite different. The 1900 Deposit is hosted by a mixed unit of Granite Breccia and Sudbury Breccia. It measures 650 ft x150 ft and trends northeast. The mineralization occurs in fracture-controlled veinlets and, locally as massive zones consisting of chalcopyrite-pyrrhotite-pendlandite. Given its geological location, host rock and mineralization type and style, the 1900 Deposit appears to be a hybrid of contact and footwall deposit types.

Only three holes for 6,576 ft were completed on the 1900 Deposit in 2004, but another 7,800 ft is budgeted for 2005 in order to upgrade the resources.

#7 and #7 Extension Deposits

The #7 Deposit is located to the west and down-dip from the historic Main Orebody, whereas the #7 Extension Deposit occurs at the SIC contact between the Main Orebody and the #7 Deposit. The #7 Deposit was partially mined prior to the 1999 Levack Mine shutdown, however it still contains significant resources and likely will be one of the first deposits to be accessed when the mine reopens late in 2005. The main mineralization at the #7 Deposit is controlled by local topographic traps on the SIC contact. It is irregular and related to thickened units of Granite Breccia and consists of pyrrhotite, pendlandite, chalcopyrite and pyrite.

No holes were drilled in the #7 Deposit in 2004, however, two underground holes for 3,026 ft and four surface holes for 5,721 ft were completed on the #7 Extension Deposit. Hole FNX 2054 intersected 49.2 ft grading 1.5% Ni and 0.4% Cu. In the 2005 exploration program, 12 holes totaling 5,000 ft are planned for the #7 Extension and five holes for 5,000 ft are budgeted for the #7 Deposit.

Three other areas of interest were drilled at Levack in 2004. The Levack West boundary area, an 1,100 ft x 1,100 ft area of untested SIC contact on the boundary between the McCreedy West and Levack Properties was tested with two holes. One of the 2004 holes intersected 1.2% Ni, 0.1% Cu over 4.2 ft, while the other did not intersect any significant sulfides. A downhole UTEM geophysical test of the mineralized hole detected no significant anomaly. Based on favourable geology, the up-dip extension of the historic Intermediate Orebody was tested with a single hole without intersecting any significant sulfides. Finally, an area of footwall behind the Main Orebody was tested for the presence of Cu-Ni-precious metal mineralizations without success.

SECTION

McCreedy West/Levack Mine Complex - Longitudinal Section.

Figure 8: Levack Mine 3D View

Figure 9: Levack Mine 1300 Deposit

1300 Deposit

Borehole

From

To

Length

Ni

Cu

Highlights

(ft)

%

%

_______________________________________________

FNX7003

834.5

852.5

18.0

2.2

0.4

_______________________________________________

FNX7004

762.7

865.0

102.3

2.6

0.5

incl

771.5

826.9

55.4

3.9

0.6

_______________________________________________

FNX7007

747.0

768.6

21.6

1.9

0.7

incl

757.4

768.6

11.2

2.8

0.8

_______________________________________________

FNX7008

802.1

818.3

16.2

2.1

1.0

_______________________________________________

FNX2039

1473.4

1493.6

20.2

2.2

0.7

_______________________________________________

FNX2042

1472.9

1494.7

21.8

1.6

0.3

_______________________________________________

FNX2047

1323.7

1339.1

15.4

2.7

0.8

_______________________________________________

Exploration

Footwall

The combined McCreedy West/Levack Properties cover approximately a four kilometre strike length of the contact between the SIC and the underlying footwall rocks of the Levack Embayment Structure. The footwall rocks in the eastern half of the Levack Embayment host several valuable footwall-hosted Cu-Ni-PGM orebodies. The western half of the Levack Embayment remains relatively unexplored for footwall deposits and is highly prospective for new discoveries.

Introduction

Mapping and drill xploration along the western half of the Levack Embayment has defined significant occurrences of Sudbury Breccia, the host rock for the footwall deposits. The aim of the Footwall Project is to systematically test the footwall rocks along the entire four kilometre strike length of thecontact up to one kilometre into the footwall unit.

In 2004, a total of 27 new surface holes for 38,394 ft were completed in the footwall and two previously drilled holes were deepened for an additional 2,340 ft. Surface mapping of rocks in the footwall of the Main Orebody at the Levack Mine identified significant locally, weakly mineralized Sudbury Breccia. This became a focal point for the 2004 drilling program. The initial five holes tested these surface exposures with the best hole intersecting a zone of intense epidote, magnetite alteration with pentlandite and chalcopyrite grading 2.0% Ni, 0.8% Cu and 1.7 g/t TPM over 12.5 ft. Previous deeper drilling in the area by FNX and Inco (500 ft to 1,000 ft) had also encountered significant mineralization (31.0% Cu, 0.3% Ni and 12.5 g/t TPM over 4.5 ft). In 2004, an additional 16 holes were completed as a follow up of these results in 2004. Most of these holes intersected significant mineralization in sharp walled veins. For example, FNX hole 6025 intersected 28.9% Cu, 0.5% Ni and 4.6 g/t TPM over 4.7 ft and FNX 6029 intersected 21.6% Cu, 1.0% Ni and 5.1 g/t TPM over 27.8 ft.

Figure 10: Levack Mine - Surface Plan and Cross Section Footwall Exploration

Figure 11: Levack Embayment - Plan View Orebodies and Veins Projected to Surface

PHOTO

FNX hole 6010, new Footwall discovery.

Downhole UTEM geophysical surveys on these footwall holes have identified several high quality in-hole and off-hole anomalies within a concentrated area. In addition, RIM (radar imaging method) geophysical surveys completed on three borehole sets also identified conductors between the holes. The use of the various geophysical methods, in addition to the increased geological knowledge derived from the holes, will aid 2005 drill hole targeting in this area.

Figure 12:

Levack Mine Footwall Mineralized Zone

10000 E Cross Section (Schematic).

Figure 13:

Levack Mine Footwall Mineralized Zone

Longitudinal W-E Vertical Section.

Two holes were also drilled into the footwall behind the #3 Orebody. The #3 Orebody is a mixed Ni-Cu precious metal contact style deposit located 3,600 ft east of the Levack No. 2 Shaft in a large footwall embayment. The Deposit is atypical of other North Range contact deposits, because of its enrichment in copper and precious metals. Limited historic drilling suggested that copper-rich stringers may extend into the footwall of the #3 Orebody. For example, historic hole 72155-0 intersected 0.2% Cu, 0.4% Ni and 7.4 g/t TPM over 19.6 ft and hole 97167-0 intersected 1.5% Cu, 0.1% Ni and 6.6 g/t TPM over 32.1 ft. Two holes by FNX in 2004 were designed to expand the historic mineralization and to provide a more comprehensive geological picture. Both holes encountered similar stringers of low sulfide-high precious metal mineralization, including 1.1% Cu, 0.3% Ni and 4.0 g/t TPM over 25.0 ft in FNX hole 6031.

PHOTO

The existing Levack No. 2 headframe. Levack’s close proximity to the McCreedy West Mine will generate operational savings.

New Footwall Discovery

In late February 2005, FNX announced the discovery of a new footwall zone at approximately 3,900 ft vertically below surface. FNX hole 6010 encountered a strong bornite alteration within the host Sudbury Breccia rock unit before intersecting a 10.2 ft section of massive sulfide grading 26.2% Cu, 3.0% Ni and 0.42 oz/t TPM. This was followed by 27.5 ft of waste material before a 16.4 ft wide vein was intersected grading 26.2% Cu, 3.7% Ni and 0.42 oz/t TPM. A strong off-hole UTEM downhole anomaly is also associated with the massive sulfide veins. Further testing of this mineralization will be the highest priority as part of the planned 2005 footwall program and additional funds may be directed to footwall exploration, if results warrant.

Exploration

Podolsky Property

The former Norman Property was officially re-named the Podolsky Property in September, 2004 in honor of Terry Podolsky, a geologist and founding FNX director, who made significant contributions to the Company since its formation in 1984. This event recognizes his exploration accomplishments in the Sudbury Basin over the past 50 years.

Introduction

The Property comprises two mining and surface rights leases in Norman Township covering 1,111 acres in the northeast corner of the Sudbury Basin, 32 km north-northeast of the Greater City of Sudbury. Nickel was first discovered on the Property on July 24, 1897 by Isaac Whistle. In 1910, the British American Nickel Corporation tested the Property with drilling, surface trenching, and an adit driven into the side of Whistle Hill for a distance of 432 ft. After 1971, Inco drilled 392 holes on the Property for a total of 264,045 ft, and defined the Whistle Deposit, which consisted of a series of Ni-Cu lenses and blebby sulfides near the mouth of the Whistle Offset Dyke. The Whistle Open Pit Mine was in production between 1988 and 1991 and again from 1994-1997. Production from the mine totaled 5.7 million tons grading 0.3% Cu, 1.0% Ni, 0.034% Co.

Reclamation efforts were carried out by Inco on the open cut and rock dump areas between 2002-2004.

The focus of FNX exploration throughout the 2002-2003 period was on the 2000 and North Deposits and on contact-style mineralization. During 2004, the infill program on the 2000 Deposit was completed, contact style mineralization was investigated in a few areas of the property, and exploration drilling was carried out on two new locations within the Whistle Offset Dyke. In all, 63 drillholes were completed on the Podolsky Property, for a total of 59,400 ft of drilling.

To support target generation, considerable effort was made to map and sample parts of the property that had no surface geological information.

2000 Deposit

The 2000 Deposit is located between 1,700 and 2,500 ft below the surface within the Whistle Offset Dyke. The 2004 exploration program on the 2000 Deposit consisted of eight surface holes totaling 18,926 ft designed to infill the outlined mineralization and establish internal continuity. The 2000 Deposit consists of a 900 ft x 450 ft, steeply-dipping mineralized envelope sandwiched between the eastern wall of the northeast-striking Whistle Offset Dyke and a large gabbroic xenolith trapped within the Dyke. The dominant host rock for the mineralization is a xenolith-rich metabreccia.

Mineralization is characterized by sulfide veins and stringers and patches of disseminated to blebby sulfides. It typically contains a mixture of chalcopyrite, pendlandite, millerite and pyrrhotite. The high grade core of the deposit is subdivided into a 75º dipping upper portion and a 40º dipping lower cusp. Outside of this core the hangingwall gabbro xenolith also contains a significant halo of veins and veinlets. Surface drilling of the 2000 Deposit was completed on May 20, 2004 and a $30.0 million advanced exploration, underground program approved and initiated in mid-2004. The advanced exploration underground program includes sinking a 17 ft diameter shaft to the 2,450 ft depth and driving a 1,800 ft access drift to the 2000 Deposit to facilitate delineation underground drilling, mapping and bulk sampling. This program will continue throughout 2005 until completion in 2006. The data collected from the advanced exploration program will form the basis of a future production decision with any future possible production likely to begin in 2007.

Figure 14: Podolsky Mine Longitudinal Section - Looking Northwest

North Deposit

Mineralization within the North Deposit is contained within the Offset Dyke and consists of a network of chalcopyrite ±millerite±violarite±pyrite veins and veinlets that extend from surface to the 600 ft level with an average strike length of 300 ft. An advanced exploration surface drilling program on the North Deposit was designed to infill the Deposit at 25 ft to 75 ft intervals and consisted of 56 surface holes for 15,398 ft. In the last two months of 2004, 18 holes of this infill program for 7,071 ft were completed. These holes cut a system of sulfide veins and stringers within the Whistle Offset Dyke with the best intersection in FNX hole 4199: 68.7 ft of 6.5% Cu, 0.9% Ni and 4.5 g/t TPM. The infill drilling program ill continue in 2005 and provide the basis for estimating a resource, increasing confidence in the continuity of the mineralization and aid in planning a ramp preparatory to bulk sampling and a production decision. The infill drilling, driving the ramp and the bulk sampling will take approximately twelve months to complete, at which time a production decision will be made. The collar of the ramp has been established on surface approximately 500 ft from the new shaft sinking on the 2000 Deposit.

PHOTO

Ramp collar at the Podolsky Property.

Offset Dyke Exploration

During the latter part of 2003, surface mapping and sampling defined the location of the Whistle Offset Dyke in the northern portion of the Podolsky Property. A surface offset bulge was also identified during this work with associated pods of stringer to semi-massive chalcopyrite-pyrite mineralization containing significant TPM, copper and nickel values (up to 3.52 g/t TPM, 2.3% Cu and 1.2% Ni) over 1.7 to 3.3 ft. Three shallow drill holes tested the mineralization beneath the Offset Dyke bulge but did not encounter significant Cu-Ni-TPM below surface. A deeper hole tested the bulge structure to 1,000 ft below surface. No significant mineralization was encountered and a downhole UTEM survey failed to define any geophysical anomaly. There are no further plans to test this northern Offset Dyke target in 2005.

During 2004, mapping and sampling of the Whistle Offset Dyke structure continued in order to generate new targets. This surface work defined two additional areas of interest. One is a dislocation of the Offset Dyke along a fault and the second is a bulge north of the dislocation. Both of these features in Offset Dykes are favourable for mineralization, and will be tested in 2005 with shallow drill holes.

An area between the 2000 and North Deposits was also drill tested in 2004. The target was a weak off-hole geophysical anomaly from a 2003 drillhole and a trend of chalcopyrite veinlets projected from surface. Two holes were completed on the target and both intersected anomalous Cu-Ni-TPM mineralization, with the best intersection grading 1.5% Cu, 0.3% Ni and 1.7 g/t TPM over 13.1 ft. This area will be followed up in 2005 with additional holes.

Figure 15: Podolsky Mine 2000 Deposit

2000 Deposit

Length

Cu

Ni

TPM

Drillholes

(ft)

%

%

g/t

_______________________________________

FNX4123B

147.2

2.1

0.7

5.1

incl

96.2

2.6

0.9

6.8

incl

28.9

3.2

2.3

7.8

_______________________________________

FNX4127A

26.1

1.2

0.3

11.5

_______________________________________

FNX4130

114.4

13.8

1.0

8.1

incl

41.5

19.5

1.0

10.1

and

18.8

19.9

3.1

12.9

_______________________________________

FNX4131

238.2

1.4

0.2

2.5

incl

49.8

3.6

0.5

5.5

incl

15.0

8.3

1.0

10.3

_______________________________________

FNX4134

258.8

4.6

0.6

5.9

incl

60.7

9.2

1.3

8.5

incl

10.8

29.3

0.3

19.7

incl

31.8

15.9

2.8

14.3

_______________________________________

FNX4134B

50.0

3.2

0.3

5.1

159.2

4.3

0.4

7.9

incl

23.1

7.7

0.8

14.8

incl

5.8

31.2

0.5

19.3

_______________________________________

Figure 16: Podolsky Mine North Deposit

North Deposit

Length

Cu

Ni

TPM

Drillholes

(ft)

%

%

g/t

_______________________________________

FNX4014

10.0

9.8

1.8

6.5

and

12.0

14.2

0.2

30.8

and

16.1

8.7

2.2

5.0

_______________________________________

 FNX4021

141.9

1.7

0.3

3.3

incl

18.6

4.2

0.4

8.9

incl

30.2

2.9

1.1

4.9

incl

36.4

1.0

0.1

2.5

incl

14.7

1.3

0.1

3.1

_______________________________________

 FNX4033

2.8

6.3

0.7

4.4

and

40.0

1.5

0.5

3.0

and

18.3

1.7

0.1

5.4

incl

33.3

4.0

0.7

4.4

incl

6.1

2.5

1.2

7.3

_______________________________________

 FNX4147

81.2

6.4

0.4

6.0

incl

30.8

15.7

0.7

13.2

and

19.8

2.8

0.1

2.6

and

18.5

0.3

0.1

2.4

and

10.5

1.9

0.5

7.7

_______________________________________

PHOTO

Construction on the Podolsky Property headframe and surface facilities.

Lens A Deposit

Lenses A and B are a set of bifurcating contact type (Ni-Cu) semi-massive lenses, which occur near the interface between the SIC contact and the Whistle Offset. Lens A is 200 ft east and 200 ft beneath the Whistle Open Pit, whereas Lens B extends 600 ft down dip from the mine horizon of the Whistle Open Pit. Lens A had been tested by a few historic drill holes and four FNX drill holes from the 2003 program. In 2004, an 11 hole program for 9,589 ft was completed on Lens A in order to define the mineralization on 50 ft to 100 ft intercept spacing. The drilling confirmed Lens A as a 350 ft x 200 ft breccia sulfide to massive sulfide lens striking northeast and dipping southeast at 25-50°. The Lens ranges in thickness from 7.3 to 64.7 ft with nickel grades from 1.5 to 3.0%. Work planned for 2005 is to complete the interpretation of the Lens A Deposit and geologically model the Deposit to create a resource estimate.

SIC Contact Exploration

The Podolsky Property contains approximately four kilometres of relatively-lightly tested SIC contact, with potential for contact (Ni-Cu) type mineralization. Several SIC targets were tested in 2004. On the eastern half of the property, a four-hole program of 8,282 ft tested two weak-moderate strength, historic geophysical anomalies. This drilling intersected 500-710 ft wide Sublayer Norite and Granite Breccia units - favourable thickness for development of contact deposits in general. However, the drilling encountered no significant Ni-Cu mineralization and there was an absence of significant contact inflections and potential traps.

The SIC contact west of the Whistle Offset Dyke was tested with one hole. It did not encounter significant Ni-Cu mineralization, but did intersect a 600 ft core length of favourable Sudbury Breccia in the footwall. Further work in 2005 will focus on the large Sudbury Breccia unit west of the Whistle Offset Dyke, which contains anomalous Cu-Ni-TPM mineralization. Also to be tested in the same area is a significant pulse electromagnetic anomaly. A series of holes will test this area.

North of the SIC contact and adjacent to the Whistle Offset Dyke, a 2,200 ft long east-west trending Sudbury Breccia unit was mapped on surface in 2004. The Breccia Belt also contains three separate north-south penetrating strands. Further Sudbury Breccia mapping towards the southeast margin of the property will continue in 2005, while the 2004 Sudbury Breccia unit and the adjacent SIC contact will be tested for footwall type mineralization.

PHOTO

Construction of Podolsky Property shaft collar.

Geotechnical Drilling

A series of seven geotechnical holes were completed in support of plans for the 2000 Deposit shaft sinking and driving a ramp to the North Deposit. The 2,600 ft shaft pilot hole was drilled to test the rock quality and structures at the shaft location, and six short holes for 619 ft tested the rock quality along the designed layout of the North Deposit ramp.

Safety, Health, Environment and Community

Relations

Best Practices

Safety, Health, Environment and Community Relations

FNX Mining’s safety, health, environment and community relations programs during 2004 achieved some notable milestones. During the year, FNX had both zero lost-time and zero medical aid incidents and had incurred no reportable environmental incidents. To the end of the year, the Sudbury Joint Venture had completed 941 days without a lost-time accident and had achieved a medical aid frequency of 4.0 per 200,000 man-hours and a zero lost-time frequency. SJV contractors also had no lost-time accidents in 2004.

While these results are gratifying, continued vigilance and a constant review of our procedures and training remains the focus for the entire FNX team, including directors, management and employees.

In the safety, health and environmental areas, an orientation program was implemented for all new employees, temporary staff and contractor supervisors.

A Safety, Health and Environ-mental Management System, used to monitor workplace safety and environmental issues, was also introduced. Before the commencement of new contracts, a meeting is held with the contractor’s supervisors to establish personal protective equipment requirements, institute communication and environmental protocols and identify non-routine tasks. Compliance with FNX’s safety, health and environmental orientation manual is a contractual condition.

The safety, health and environmental program also ensures employees are provided with the necessary training and have the correct tools essential to do their jobs safely. FNX has adopted an approach whereby compliance with provincial training standards is achieved by applying in-house and qualified third party  trainers. Through this effort FNX has successfully provided assurance that proper personal protective equipment, workplace equipment and relevant training are provided.

During 2004, progress was also made on environmental issues with the drafting of an Environmental Management System for the McCreedy West/ Levack Mine Complex. A

similar Environmental Management System is being drafted for the Podolsky Property at year end.

All necessary approvals for operations have been identified and are either in place or have been applied for at year end.

In the field, ongoing scientific baseline programs continued at the Podolsky Property, including biodiversity studies such as benthic invertebrates and periphyton, fisheries surveys, in combination with water and sediment quality baseline confirmation test programs, plus regional and site water quality monitoring and testing. Acid-base accounting rock characterization programs have also commenced since the first rock was broken at Podolsky. This program will distinguish reactive rock that poses a potential acid generation or metal leaching risk, from non-reactive or net neutralizing rock. Other field work included McCreedy West noise modeling, ongoing baseline monitoring at the Victoria Property and the harvesting of native plant species in co-operation with the City of Sudbury’s Reclamation Department.

Due to the SJV’s commitment to environmental stewardship, the Podolsky Property has installed and is commissioning a high efficiency water treatment plant. This water treatment plant has been designed to receive and treat the dirty water generated from mining related activity. The effluent from this high efficiency plant will achieve the specifications outlined under “Provincial Water Quality Objectives” as ascribed by the Ministry of Environment. These effluent discharge specifications are considerably more stringent than conventional or normal mining industry effluent discharge requirements.

Progressive rehabilitation philosophy and programs were also introduced during the year. Once an area of the mine site is removed from active industrial use, the sub-site is cleaned up, graded if necessary and vegetated, as was the case for portions of the McCreedy West Property.

FNX Mining recognizes that through its industrial activity, it is now a part of the local communities and broader society. Along with this recognition is the responsibility to communicate planning initiatives to ensure local communities have opportunity to co-operatively benefit. In April 2004, a Public Information Session was hosted by the SJV in Capreol. This venue provided residents the opportunity to meet and interact with the SJV development team as well as provided an open forum for discussions on various planned elements and to express their concerns or identify issues related to the project. These open exchanges of information have proven to be an excellent opportunity to clarify project perceptions and facilitate stronger local community support for future activities. The next Public Information Session for the Levack Project is scheduled for 2005, after the updated development plans for the McCreedy West and Levack Mine Complex have been completed.

In April 2004, the SJV signed the Wahnapitae First Nation’s Memorandum of Understanding with respect to the Podolsky Property. This Memorandum of Understanding acknowledges the Wahnapitae First Nation Community’s potential at the Podolsky Property and commits the SJV to involving the community throughout the production phase. At year end the “Terms of Reference” preparation of the Liaison Committee were underway.

In addition, an Environ-mental Monitoring Training workshop was sponsored by FNX and hosted by the Wahnapitae First Nation in November 2004. The workshop included environmental representatives from FNX, Dynatec, Wahnapitae First Nations and Inco.

FNX Mining is in the first year of an ambitious multi-year growth plan, scheduled to quadruple production and expand from one mining operation to three. A large part of our ultimate success will depend upon providing a safe and healthy workplace, meeting or exceeding all environmental standards and continuing with open transparent relationships with local communities.

PHOTOS

(Far left)

Indigenous flora on the Podofsky property being identified and readied for transplant elswhere in the Sudbury Basin.

(Left)

Signing of Memorandum of Understanding with Wahnapitae First Nations.

(Far left)

The Company hosted a community information night in Capreol.

(Left)

Newly installed water treatment facility at the Podolsky Project.

FNX Mining Company Inc.

2004

Management’s Discussion and Analysis and Consolidated Financial Statements

FNX Mining Company Inc.

Management’s Discussion and Analysis

- March 10, 2005

Overview

FNX Mining Company Inc. (“FNX” or “the Company”) is in the mineral exploration, development and mining business. The Company applies exploration expertise to mineral properties with demonstrated exploration potential and/or past production. The objective of the Company is to add value to properties through focused exploration and development, with the ultimate objective of bringing the properties into commercial production.

In January 2002, FNX entered into an option agreement (the “Inco Option”) with Inco Limited (“Inco”) whereby FNX acquired the right to earn a 100% interest in the mineral rights to five properties owned and previously operated by Inco in Canada’s prolific Sudbury Basin. The properties were former nickel, copper, platinum, palladium, gold, cobalt producers. FNX immediately assigned its rights in the Inco Option agreement to the Sudbury Joint Venture (“SJV”), which is 75% owned by FNX and 25% owned by Dynatec Corporation (“Dynatec”). The SJV met all requirements to exercise the Inco Option and did so in late 2003.

FNX is the SJV exploration manager, Dynatec is the SJV mining operator. Inco has the right to process all ore produced on the properties by the SJV and market the base metals. FNX will receive 75% of the proceeds.

Commercial production commenced at the McCreedy West Mine in November 2003 and the revenue was recognized in the statement of operations commencing January 2004. The McCreedy West Mine produced over 300,000 tons of ore in calendar 2004 and is scheduled to produce at an average rate of 1,000 tons per day in 2005. On-going feasibility studies on the McCreedy West PM Deposit and the adjacent Levack Mine have the potential to triple the Company’s production rate to over 3,000 tons of ore per day, if these deposits are brought into full production in 2006 as expected.

The Company has also initiated an advanced underground exploration program and feasibility study at the Podolsky Property (previously the Norman Property), host to the 2000 and North Deposits. While the Company’s rapid expansion plans in 2005 could be funded from operating cash flows and $57 million of cash on hand at December 31, 2004, the possibility of debt will be considered to preserve cash balances for future needs.

The Company has zero debt at December 31, 2004. The Company continues to pursue additional nickel opportunities elsewhere in the Sudbury Basin and globally.

Selected financial information for the past three years is as follows:

2004

                2003

                2002

Sales ($millions)

$

55.9

$

–

$

–

Earnings per share (basic)

$

0.13

$

(0.24

 )

$

(0.23

 )

Total Assets ($millions)

$

141

$

107

$

45

 *

Debt

$

–

$

 –

$

–

Dividends per share

$

–

$

–

$

–

* Proportionate consolidation accounting basis. Add $6 million for fully consolidated value.

Critical Accounting Policies

The Company’s critical accounting policies relate to revenue recognition, amortization of property, plant and equipment assets, and production accounting.

Revenue Recognition

Phase 1 Mining at McCreedy West started in May 2003 and was suspended during the summer due to a labour disruption at Inco. Mining was restarted in late September

2003. Commercial mining levels were reached in November 2003. Other areas of McCreedy West that have not achieved commercial production status, including the PM Deposit, continue to be capitalized as exploration and development costs.

For accounting purposes, revenue is not recognized into the statement of operations until an operation reaches commercial levels. Proceeds from Phase 1 pre-commercial production, amounting to $3.8 million, and associated costs, are included as a reduction in the McCreedy West Phase 1 mining property and development asset. Revenue recognition into the statement of operations commenced January 2004 as the November 2003 ore shipments were recognized in January.

Revenue is the product of payable metal produced by the mill and metal price. Payable metal quantities, based on ore tonnage and grade, can be established soon after the ore is delivered to the mill. Recoveries have been previously established based on metallurgical testing. Grade determination is based on assay results from samples collected at the end of the crushing process. Final pricing of production takes from two to five months after the month the ore is shipped to Inco, depending on the metal. This pricing delay corresponds with the time afforded to Inco to process, refine and sell the metal.

The Company could potentially recognize revenue as early as delivery to the mill or as late as when pricing was determined for each metal. Earlier revenue recognition would require some estimation of final prices and subsequent adjustment of this estimate when the final pricing was known. Later recognition would result in reporting an accurate revenue number but would delay recognition of revenue and costs. Cash flow is not affected by either policy.

The Company has chosen to recognize all revenue in the second month after the month of shipment to the mill. Nickel and copper revenue for McCreedy West Phase 1 represents over 90% of total revenue and final settlement of these two metals is completed two months after the month of shipment to the mill. Production and cost information will be reported by period which will match operating costs with the revenues generated in each period. All metal revenue will be reported as gross revenue regardless of the type of metal. No metal by-product credits will be applied against operating costs in the statement of operations.

During 2004, the Company changed its accounting policy related to by-product revenue and now accounts for all revenue in the second month after the month of shipment to the mill. The affect of the change was immaterial to the consolidated financial statements.

Amortization of Property, Plant and Equipment

The Company has two broad categories of mining assets; mining property and development assets, representing capitalized exploration and development to place the asset into production, and plant and equipment used to extract ore. Charges to the statement of operations from each category is accounted for slightly differently.

The amortization of the mining property and development assets is based on tons mined as a proportion of the total tons of ore reserves. The annual amortization expense is based on tons shipped in the period. The amortization rate is adjusted quarterly to reflect any mine asset additions and any change in the remaining ore reserves. Two examples of items which would affect ore reserves would be mining, which would decrease remaining reserves, and exploration success, which would increase the reserves. Ore reserves will be reviewed on an annual basis at a minimum.

Equipment is amortized on a straight line basis. The useful life of the equipment will be compared to the mine life and the lesser of mine life or asset life will be used. An estimate of the salvage value of the equipment at the end of the useful period will be established and this salvage value will be excluded from the amortization calculation.

Depreciation and amortization charges for mining property and development assets, including closure costs, are recognized in the statements of operations on a units-of-production basis, calculated based on tons mined and expensed on tons shipped. Mining equipment will be depreciated on a straight-line basis with an allowance for salvage.

Inventory, Mining Costs, and Ore in Process Accounting Considerations

Mining costs, ore in process and production inventory accounting considerations relate to costing method and the life cycle of costs in the Company’s accounts.

Monthly mining costs are calculated on a per ton basis using tons mined in the month and mining costs incurred for the month. These costs are charged to the ore in process accounts and to the statement of operations, on a first in, first out cost per ton basis, when the associated revenue is recognized.

Costs move from inventory to ore in process on shipment from the mine to the Inco mill. As revenue is recognized, costs are charged from ore in process to operating costs on a first in, first out (FIFO) basis. The Company feels that FIFO based cost best represents the consistently rapid turnover of mining costs.

Mill processing costs would also be charged to operations on the same per ton basis as mining costs. Treatment and refining charges are specific to each metal and costs are recognized in the statement of operations when the associated revenue is recognized.

Liquidity and Capital Resources

At December 31, 2004, the Company held $56.8 million of cash, an increase of $4.3 million from December 31, 2003. The Company is debt free at this time, although the ability to generate profits and cash flows from operations allows the Company to consider debt and/or equipment leasing at some future time. The Company believes cash on hand and cash generated from operations should be sufficient to finance 2005 cash needs.

Revenue in 2004 was $55.9 million. Operating costs excluding depreciation and amortization was $31.8 million. Net cash from operations was $24.1 million ($55.9 million less $31.8 million) and the Company’s 75% share was $18.1 million.

In addition to the 25% share of cash from mine operations earned by the non-controlling interest, a further $2.0 million was paid as a preferred share of cash distributions on the remainder of the first $14 million of receipts from mining ($0.1 million paid in 2003).

Corporate costs amounted to $3.8 million, net of interest income receipts. This number is calculated as $5.2 million total corporate expenses, less $1.0 million non-cash stock options and depreciation. The exploration administration expense is further reduced by $0.4 million paid by non-controlling interest, resulting in a balance of $3.8 million.

Mine additions were $7.7 million and exploration additions in 2004 were $21.0 million. Corporate accounts payable were reduced by $1.8 million. Accounts receivable increased $4.5 million and the cash portion of ore in process and inventory increased $2.1 million, mostly due to Phase 1 production increasing from startup at the beginning of 2004 to steady state at the end of 2004.

The non-controlling interest contributed $2.6 million in 2004, being approximately 25% of the difference between $35.3 million spent on exploration assets, accounts receivable, ore in process and inventory, and $24.1 million of cash operating margin from the mine (25% of $35.3 million less $24.1 million).

A total of $19.8 million was raised on sale of equity, mostly through the June 2004 flow-through financing. Marketable securities were sold for $0.5 million. Prepaid reductions contributed $0.4 million. All other, capital additions and short-term investments used $0.2 million of cash.

The cash distribution is detailed as follows ($millions):

                                                                                                                  Consolidated

Revenue

$

55.9

Operating costs before depreciation and amortization

 (31.8

 )

Cash operating margin from mining (100%)

 24.1

Special distribution on first $14 million revenue

(2.0

 )

Corporate costs (less interest income)

(3.8

 )

Mine asset additions

(7.7

 )

Exploration asset additions

(21.0

 )

Accounts payable

 (1.8

 )

Accounts receivable

(4.5

 )

Ore in process and inventory

(2.1

 )

Non-controlling interest

2.6

Common shares issued (net of issue costs)

19.8

Corporate capital, investments and all other

0.7

Increase in cash

4.3

Opening cash

52.5

Closing cash

$

56.8

Cash Spending Estimate for 2005

The SJV has three significant capital expansion projects in 2005; Podolsky shaft construction, Levack No. 2 shaft rehabilitation, and PM Deposit Feasibility Study. These expenditures, combined with the $11.4 million SJV exploration budget for 2005, will result in approved capital spending by the SJV of $40 million in 2005. The Company’s 75% share of this spending will be $30 million.

The SJV would consider additional exploration and capital spending in 2005 if results warrant, as explained below. For example, additional resources may be brought to the footwall discovery behind Levack, following up on success early in 2005.

SJV spending of $18 million at Podolsky in 2005 will progress the exploration shaft construction so an advanced underground exploration program and feasibility study can be completed through 2006 with potential production in 2007. The $20.6 million of flow-through financing raised in 2004 must be spent by the end of 2005. The Company spent $9.9 million of the flow-through financing in 2004 and will spend the remaining $10.7 million in 2005. Most of this spending will occur with the construction of the Podolsky shaft.

A feasibility study will be completed in 2005 at the PM Deposit at a cost of $1 million. Pending a positive feasibility study the SJV would incur additional expenditures for equipment and development in an effort to bring this deposit into production in 2005.

The Levack No. 2 shaft is being rehabilitated at a cost of $8 million in 2005. Pending a positive feasibility study at the Levack Mine, equipment and development work to bring the Mine to commercial production in 2006 would be incurred.

The 2005 SJV exploration budget of $11.4 million will be divided approximately equally between the search for a new footwall deposit behind the Levack-McCreedy West Mine Complex and upgrading reserves, resources and working to assist with mine planning.

Corporate spending levels in 2005 will be similar to 2004 spending levels.

Cash received from Phase 1 mining in 2005 should increase from the 2004 level.

More tons will be shipped in 2005 than in 2004. Inventory, Ore in Process and Receivables have reached full production levels and will not require additional cash. Capital equipment and development at the mine is expected to be $2.1 million in 2005, a decrease from $7.7 million in 2004. Also, the preferred cash distribution on the initial $14 million from Phase 1 was completed in 2004, so the Company will receive 75% of all cash generated from the SJV. Cash production costs may increase slightly on a per ton basis. Phase 1 is expected to generate 7.3 million pounds of nickel and 4.7 million pounds of copper in 2005.

The Company will spend $0.4 million related to leased buildings in 2005. The Company has the following contractual commitments:

Asset

Flow-

Retirement

$millions

Leases

Through

Obligation

Total

2005

$

0.4

$

10.7

 $

–

$

11.1

2006

 0.3

 –

–

0.3

2007

0.3

–

–

0.3

2008

0.3

 –

–

0.3

2009 and after

 0.3

 –

1.6

1.9

Total

$

1.6

$

10.7

 $

1.6

$

13.9

Operating Results

Mining Operations - 2004

Reporting Months - Nov. 2003 - Oct. 2004 - Fiscal Year of 2004

Tons

Mined

282,020

Tons

Shipped

283,358

Recovered Metal in Shipped Ore

Nickel (lbs)

6,163,083

Copper (lbs)

2,710,280

Ore shipped during the period from November 1, 2003 to October 31, 2004 was recognized in revenue during fiscal 2004. During this period, a total of 282,020 tons of ore was mined and 283,358 tons of ore was shipped to the custom mill (267,377 tons of nickel ore grading 1.7% nickel and 15,981 tons of copper ore grading 5.9% copper).

Total ore mined during the fourth quarter was 4% greater than that mined during the third quarter. The fourth quarter ore production during the August to October production period totaled 84,704 tons with 94% of this being from the nickel-rich contact deposits (80,025 tons of nickel ore grading 1.7% Ni and 0.3% Cu) and the balance from the copper-rich footwall deposits (6,028 tons of copper ore grading 6.0% Cu, 0.6% Ni and 0.08 oz/t TPM).

Production Months - January - December 2004 - Twelve Calendar Months of 2004

Tons

Mined

306,095

Tons

Shipped

306,768

Recovered Metal in Shipped Ore

Nickel (lbs)

6,586,586

Copper (lbs)

2,643,279

During the twelve calendar months of 2004 (January 1, 2004 to December 31, 2004), the SJV mined 306,095 tons of ore and delivered 306,768 tons of ore to the custom mill. This production exceeds the SJV 2004 production target of 300,000 tons. The delivered ore contains an estimated 6.6 million pounds of recovered nickel and 2.6 million pounds of recovered copper.

The nickel ore production from the McCreedy West Mine’s Inter Main Deposit was 79% of the total production, with 10% and 11% from the Upper Main and East Main Deposits, respectively. Due to higher commodity prices, additional lower grade incremental ore was mined during the quarter to optimize the value of the ore deposits and this resulted in an ore grade slightly lower than in the original mine plan. The

Company will continue to execute its core mine plan, while optimizing the value of its ore deposits by mining lower grade ore when metal prices are strong.

Costs for ore shipped to the mill are included in Ore in Process in the balance sheet until the associated revenue is recognized in the statement of operations. Production costs related to unshipped ore are included in Inventory on the balance sheet.

McCreedy West Phase 1 Reserves

The McCreedy West Phase 1 reserves are as follows:

 Tons

Grade

Probable

(millions)

Copper (%)

Nickel (%)

   TPM (oz/ton)

December 31, 2003 Reserve

Contact

 1.24

0.23

 1.91

Footwall

 0.12

6.83

0.75

0.17

1.36

December 31, 2004 Reserve

Contact

 1.25

0.21

1.77

Footwall

 0.11

 6.55

0.76

0.16

1.36

Mined from Reserve to December 31, 2004

Contact

 0.32

0.26

1.67

Footwall

 0.02

6.48

0.66

0.14

0.34

Mined from Outside the Reserve to December 31, 2004

0.02

0.22

1.00

McCreedy West Phase 1 reserves were 1.36 million tons at December 31, 2004.

Total reserves mined during 2003 and 2004 amounted to 0.34 million tons. Non-reserve ore mined amounted to 0.02 million tons during the same period. Exploration success added 0.34 million tons to reserves at December 31, 2004.

A more complete discussion of the Company’s reserves, calculated under National Instrument 43-101, can be found in the Company’s 2004 Annual Information Form.

Exploration

The SJV exploration spending in 2004 was $12.5 million. In total, 275,005 feet of drilling was completed in 495 holes. At Podolsky, surface drilling tested the 2000 and North Deposits and explored the Sudbury Igneous Complex for contact-style deposits. The North Range Footwall program focused in several areas where the potential for significant copper-precious metal deposits was identified from previous work. An intersection of 20.6% copper, 1.0% nickel and 5.1 grams per tonne platinum, palladium and gold over 27.9 feet together with several shorter intersections of similar grade were encouraging and the exploration budget for the Footwall project was doubled for 2005.

Results in early 2005 continue to encourage the Company. Two massive sulfide veins located behind the Levack Mine were intersected approximately 3,900 feet below surface. The first vein graded 26.2% copper, 3.0% nickel and 0.42 ounces per ton of platinum, palladium and gold over 10.2 feet. The second vein graded 26.2% copper, 3.7% nickel and 0.45 ounces per ton platinum, palladium and gold over 16.4 feet. In addition the borehole geophysical response was the largest and best yet encountered by the Company on any SJV property. While these results are impressive, much work needs to be done to determine the potential in this exploration area.

The balance of the holes in 2004 were primarily underground holes directed toward delineating reserves and resources at the McCreedy West Mine’s Inter Main, West, Southwest and North extensions, the PM Deposit, and to test the unmined 1300, 1900 and #7 Extension Deposits at the Levack Mine.

FNX is involved in a joint venture project in Guinea, West Africa and a new nickel deposit in Brazil. Work to date on the Guinea project has been funded by a joint venture partner, while work on the Brazil project was funded and expensed through FNX’s $0.2 million investment in a private company.

Financial

Twelve Months

The Company accounts for the SJV on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% non-controlling interest is accounted for as a non-controlling interest in the revenue, expenses and assets of the SJV.

The Company reported a profit of $6.5 million in 2004 ($0.13 per share) compared to a loss of $10.1 million ($0.24 per share) in 2003. The Company had no commercially operating mines and no revenue before 2004.

Revenue for 2004 amounted to $55.9 million, or $197 per ton shipped. Average nickel prices realized were US$6.22 per pound and average copper prices realized were US$1.27 per pound.

Mine operating costs for 2004 were $37.7 million, including $31.8 million of costs before depreciation and amortization, and $5.9 million of non-cash mine depreciation expenses. Cash operating costs were $112 per ton shipped for 2004. The cash cost per pound of nickel was US$3.18 for fiscal 2004. This number was higher than budget due to a combination of the stronger Canadian dollar and a decision to mine lower grade ore in a strong commodity price cycle. The stronger Canadian dollar resulted in greater costs on conversion to US dollars, compared to the 1.33 budgeted exchange rate. Lower grade ore resulted in less recovered metal per ton of ore, reducing both by product revenue and pounds of nickel.

A non-cash tax expense of $2.4 million was recorded for 2004, from $nil in 2003. The Company was not profitable before the McCreedy Mine achieved commercial production in 2004 and no tax provision was therefore made in 2003.

Administration expenses of $3.6 million in 2004 increased from $2.4 million in 2003 due to costs associated with operating a producing mining company in addition to those of an exploration company.

Exploration administration costs of $2.0 million in 2004 increased from $1.7 million in 2003. Staff increased late in 2003 and these costs were reflected in 2004.

Stock option expenses of $0.9 million in 2004 decreased from $4.9 million in 2003.

A large percentage of the stock options were issued by early 2003 had vested and were expensed by the end of 2003.

Interest and other income was $1.3 million in 2004 compared to $1.1 million in 2003. Most of the difference related to $0.2 million of fees received for exploration work for another company.

A non-controlling interest of $4.1 million was recorded in 2004 compared to a $0.2 million recovery in 2003. The increase is due to increased earnings from the SJV.

Non-cash charges in 2004 amounted to $7.8 million for mine depreciation, corporate depreciation, stock option expenses, and taxes, resulting in an Adjusted EBITDA of $14.3 million.

Quarterly financial results for 2004 and 2003 (in $000’s except per share numbers):

2004

Q1

Q2

Q3

Q4

Total

Revenue

$

9,511

$

13,624

$

16,140

$

16,653

$

55,928

Net earnings

 1,311

178

 1,641

3,359

6,489

Net earnings per share

$

0.03

$

 –

$

0.03

$

0.07

$

0.13

2003

Q1

Q2

Q3

Q4

Total

Total

Revenue

$

–

$

–

$

–

$

–

$

–

(Loss)

(1,560

 )

(1,487

 )

(3,010

 )

(4,020

 )

(10,077

 )

(Loss) per share

$

(0.05

 )

$

(0.03

 )

$

(0.08

 )

$

(0.08

 )

$

(0.24

 )

Fourth Quarter

Fourth quarter 2004 revenue from ore shipments delivered from August 1, 2004 to October 31, 2004 was $16.7 million. Average nickel (US$6.35 per pound) and copper (US$1.35 per pound) prices received in the quarter were above budgeted prices of US$5.00 per pound for nickel and US$1.00 per pound for copper.

The Canadian dollar continued to strengthen significantly in the quarter, averaging CDN1.21 against the US dollar from CDN1.33 in the first half. This $0.11 exchange rate reduction compared to the first six months of 2004 negatively affected fourth quarter revenue by $1.4 million. Rates have eased to the CDN1.23 to CDN1.24 range in early January 2005, compared to the CDN1.25 rate used for the 2005 budget. Cash costs per pound of nickel shipped in the fourth quarter of 2004 were US$3.34. A significant factor in the cash cost per pound increase was the affect of the stronger Canadian dollar on conversion of mining costs to US dollar equivalents.

Milling and treatment charges were better than expected on a per ton basis. Mining cash costs per ton were higher than in the third quarter. Total cash operating costs per ton, a non-GAAP measure calculated by dividing cash operating costs of material shipped ($9.9 million) by tons shipped (86,053), were $115 in the quarter, lower than the 2004 plan of $118. By-product credits per pound of nickel were negatively affected by the strength of the Canadian dollar. Cash operating margin of $79 per ton is the difference between revenue ($194 per ton) and cash operating costs ($115 per ton). This margin exceeded the 2004 plan of $60 per ton.

The non-cash tax provision was reduced by $0.3 million ($0.01 per share) in the fourth quarter of 2004. The Company will not pay taxes until previous tax losses are used and does not expect to pay cash taxes in 2005. This expense item represents different recognition periods of profits for tax and accounting.

Non-cash mining costs of $1.9 million amounted to US$0.84 per pound of nickel reported for revenue in the quarter. The per pound cost can change with ore grade variations and changes in the US:Canadian dollar exchange rate.

Administration and Exploration Administration costs in the fourth quarter of 2004 decreased compared to the fourth quarter of 2003 with less year-end activity in 2004.

Stock options are a non-cash charge and this expense was a nominal amount in the fourth quarter of 2004, reflecting the vesting period of the options.

Interest and other income of $0.6 million in the fourth quarter of 2004 reflects interest rates on cash balances and reflects $0.2 million of fees earned by the exploration department on work for other companies.

The non-controlling interest expense of $1.1 million in the fourth quarter of 2004 increased from a $0.1 million recovery in the fourth quarter of 2003. This expense relates to the 25% interest in the revenue and operating expenses of the SJV not owned by the Company. Most of this expense item relates to mine operations, with a small amount related to the non-controlling interest share of exploration administration.

Non-cash income statement charges in the fourth quarter of 2004 amounted to $1.1 million for mine depreciation, corporate depreciation, stock option expenses, and taxes.

The Company recorded a profit of $3.4 million in the fourth quarter of 2004 compared to a loss of $4.0 million in the fourth quarter of 2003. The results of an operating mine in 2004, combined with a $2.7 million stock option expense in the fourth quarter of 2003 created most of the difference in the quarterly profits.

Financing Activities

The Company raised $19.5 million, net of expenses, on issue of 2.5 million shares in June 2004. The Company raised $0.3 million on the exercise of 0.4 million share options. The Company’s SJV partner, Dynatec, contributed $12.7 million in 2004 related to their share of SJV capital and operating expenditures. Funds of $12.1 million were distributed to Dynatec in 2004 from cash receipts, including $2.0 million related to a disproportionate distribution of cash received by the SJV. This disproportionate distribution reflects a partial offset of Dynatec’s initial funding into the SJV.

Related Party Transactions

During 2004, the Company invested $0.2 million in a private mineral prospecting company. The President of the Company, two other directors of the Company and one other senior executive of the Company also participated in the private company. The President of the Company is on the Board of Directors of the private company.

Non-GAAP Measures

Cash operating margin, cash operating costs, cash cost per pound of nickel sold and Adjusted EBITDA are included because management believes that certain investors use this information to assess the Company’s performance and the Company’s ability to be profitable and generate cash flow. The inclusion of cash operating costs as well as measures such as “Cash operating margin” enables investors to better understand year-

over-year changes in production costs, which in turn affect the Company’s profitability and cash flow. These data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating costs presented under GAAP.

The cash cost per pound of nickel sold in the fourth quarter of 2004 (see table below) is calculated by reducing total income statement operating costs before depreciation and amortization ($9.9 million) by all revenue that was not generated from the sale of nickel (by-product revenue of $2.2 million) to arrive at the cash costs attributable to nickel sold in the quarter ($7.7 million). This number is converted to US dollars (US$6.3 million) and divided by pounds of nickel sold in the quarter (1.9 million pounds) to arrive at the cash cost per pound of nickel sold in the fourth quarter of 2004 of US$3.34.

The cash cost per pound of nickel sold in 2004 (see table below) is calculated by reducing total income statement operating costs before depreciation and amortization ($31.8 million) by all revenue that was not generated from the sale of nickel (by-product revenue of $7.2 million) to arrive at the cash costs attributable to nickel sales in the year ($24.6 million). This number is converted to US dollars (US$19.6 million) and divided by pounds of nickel sold in 2004 (6.2 million pounds) to arrive at the cash cost per pound nickel shipped in 2004 of US$3.18. The increase compared to the 2004 plan of US$2.98 per pound nickel can be attributed to the affect of the Canadian dollar and the decision to take lower grade ore when prices were high.

12 months Q4

Revenue ($000’s)

$

(55,928

 )

$

(16,653

 )

Nickel revenue ($000’s)

48,712

 14,451

By-product revenue ($000’s)

 (7,216

 )

 (2,202

 )

Operating costs before depreciation

and amortization ($000’s)

 31,853

 9,860

Cash operating costs ($000’s)

24,637

 7,658

Cash operating costs ($US 000’s)

19,591

 6,328

Nickel sold (000’s pounds)

6,163

 1,897

Cash cost per pound nickel

shipped (US$/lb)

 $

3.18

$

3.34

The Adjusted EBITDA for the fourth quarter is calculated by reducing the operating costs ($11.8 million) for depreciation ($1.9 million). This $9.9 million cash operating cost is subtracted from revenue ($16.7 million) and the result ($6.8 million) is multiplied by the Company’s 75% share of cash operating profit ($5.1 million). Cash expense items of $0.7 million (administration of $0.7 million, exploration administration of $0.5 million, and cash credits of $0.5 million for administration fees and interest revenue) are deducted from the $5.1 million share of cash operating margin to arrive at the Adjusted EBITDA in the fourth quarter of $4.4 million.

The Adjusted EBITDA for 2004 is calculated by reducing the operating costs ($37.7 million) for depreciation ($5.9 million). This $31.8 million cash operating cost is subtracted from revenue ($55.9 million) and the result ($24.1 million) is multiplied by the Company’s 75% share to arrive at cash operating margin ($18.1 million). Cash expense items of $3.8 million (administration of $3.6 million, exploration administration of $1.6 million, and cash credits of $1.4 million for marketable securities, interest and other revenue) are deducted from the $18.1 million share of cash operating profit to arrive at the Adjusted EBITDA in 2004 of $14.3 million.

Metal Prices and Exchange Rate Outlook

FNX Mining is exploring, developing and mining nickel, copper, cobalt, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price fluctuations will significantly affect the results of operations and economics of a mineral deposit. The monitoring of price movements and trends for the Company’s target metals are essential to understand and monitor the viability of the Company’s assets.

Most of the costs incurred by the Company are denominated in Canadian dollars. Revenue from metal sales is quoted and earned in US dollars. The US:Canadian exchange rate will also significantly affect the results of operations of the Company.

Although the Company has not hedged metal prices or exchange rates to date, the Company may do so at some future date.

Phase 1 Revenue by Metal for 2004

PIE CHART

Official closing prices for the reported commodities at year end were:

                                                                                                     2004                       2003

Nickel (lb) (LME)

US$ 6.90

US$ 7.55

Copper (lb) (LME)

US$ 1.49

US$ 1.05

Platinum (oz) (London PM fix)

US$ 859

US$ 814

Palladium (oz) (London PM fix)

US$ 184

US$ 193

Gold (oz) (London PM fix)

US$ 436

US$ 417

Cobalt (lb) (Metal Bulletin)

US$ 17.60

US$ 22.25

$ US: $ Canadian

0.83

0.77

Phase 1 Life of Mine Cash Distribution

PIE CHART

Nickel prices were volatile in 2004, starting the year at US$7.55 per pound and fluctuating daily between that price and a low of US$4.75 per pound.

Historical annual nickel consumption has grown by about 4% since the 1990’s and in that respect 2004 was a typical demand growth year. China’s infrastructure needs continue to increase the demand for nickel. World nickel demand is expected to continue to exceed the supply of metal in 2005.

The nickel industry has very little shutdown capacity so there are few sources of immediate supply available. Nickel supplies were estimated to increase by only 0.3% in 2004. Although there are new mines available to bring on line, these projects take time to build and start up. Inco forecasts production from Voisey’s Bay will only start to reach the market in 2006 and Goro will follow at a later date. Total world nickel supply is forecast to increase only modestly in 2005.

Various analysts forecast the 2005 nickel prices to average in the range of US$6.30 per pound based on demand growth and limited additional supply sources.

Average Nickel Price Received for 2004

LINE GRAPH

Copper prices started 2004 at US$1.05 per pound and rose to US$1.49 per pound at the end of the year. Like nickel, strong demand and limited supply growth combinedto create price strength. With copper production restarts seen as moderate in the short to medium term, combined with demand increases, many analysts feel conditions will support prices in the US$1.20 per pound range for 2005.

Precious metal prices are most significantly affected by the US dollar and hence the US economy. Platinum prices rose from US$814 per ounce at the end of 2003 to US$859 per ounce at the end of 2004. The market could move into a surplus position in 2005 as supplies could increase more quickly than demand, which could decrease prices slightly. Palladium prices dropped from US$193 per ounce at the end of 2003 to US$184 per ounce at the end of 2004. As in 2003, a surplus of supply was the problem. Johnson Matthey expects the palladium price to remain range bound in the near term on unchanged fundamentals. Gold prices increased from US$417 per ounce at the end of 2003 to US$436 per ounce at the end of 2004.

The US dollar weakened against the Canadian dollar, starting the year at 0.77 exchange rate and ending the year at 0.83 to the Canadian dollar. Many analysts are not expecting significant changes in the US:Canadian rate in 2005 due to Bank of Canada comments and concerns that a strong dollar relative to the US dollar would hamper economic growth.

The Company has no assurance that future commodity prices or exchange rates will be at a level sufficient to make mining operations viable. While exploration in a proven mining camp in known geological environments with the benefit of a large historic database has certain advantages, future exploration success still contains a significant degree of risk.

Forecast Mining Operations - 2005

For the calendar year 2005, the SJV plans to mine a total of 508,000 tons of production, pre-production and development ore; an 80% increase over 2004 production levels. The production ore will come from the McCreedy West nickel contact and copper footwall deposits (including the PM Deposit) and the pre-production and development ore will come from the PM Deposit and the Levack Mine.

During fiscal 2005 (November 1, 2004 to October 31, 2005), the SJV plans to ship 416,000 tons of Phase 1 (McCreedy West) and PM Deposit ore, with estimated payable metal of 7.6 million pounds of nickel, 6.1 million pounds of copper and 12,500 ounces of platinum, palladium and gold. In addition 35,000 tons of pre-production ore is expected from the PM Deposit and once the reconditioning of the Levack No. 2 Shaft is complete (scheduled in the third quarter of 2005) up to 36,000 tons of pre-production development nickel ore is planned.

Risks and Uncertainties

Mining Industry

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to most of the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The Company’s activities are directed towards the search, evaluation and development of mineral deposits. Some of the mineral properties in which the Company has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore, while other properties in which the Company has an interest are subject to preliminary stages of exploration and development programs only. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Ore Processing

The SJV does not own the facilities used to process the ore mined. Although access to the facilities is regulated by contract, there is no guarantee that future access will be available to the Company.

Uncertainty of Reserve and Resource Estimates

The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Future production could differ dramatically from reserve estimates for, among reasons:

  Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

  Increases in operating mining costs and processing costs could adversely affect reserves;

  The grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore;

  Declines in the market price of the metals may render the mining of some or all of the reserve uneconomic.

Any of these factors may require the Company to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company’s profitability. Should the market price of the metals fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or development of new projects.

Government Regulation

The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Foreign Countries

The Company is working on properties located in countries other than Canada,

currently in Guinea, West Africa and Brazil. Mineral exploration and mining activities in these countries as well as elsewhere may be affected in varying degrees by political and financial instability, inflation and changes in government regulations relating to the mining industry. Any changes in regulations or shifts in political or financial conditions are beyond the control of the Company and may adversely affect our business. Operations may be affected in various degrees by laws and regulations with respect to, among other things, restrictions on production, price controls, export controls, exchange controls, income taxes, expropriation of property, social and environmental matters and mine safety.

Permits and Licences

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Production of mineral properties may involve the use of dangerous and hazardous substances. While all steps will be taken to prevent discharges of pollutants into the ground water, the environment, the Company may become subject to liability for hazards that cannot be insured against.

Commodity Prices

The profitability of the Company will be significantly affected by changes in market price for nickel and by changes in the US:Canadian exchange rate. During 2005, a US$1 per pound change in the price of nickel will generate a CDN$10 million change in the Company’s pre-tax earnings. Each $0.05 change in exchange rates will generate a $2 million change in the Company’s pre-tax earnings.

The Company has not entered into any hedge agreements in respect of metal or foreign exchange at this time. Such contracts would mitigate gains and losses in situations when the price changed.

The level of interest rates, the rate of inflation, world supply and demand of base metals and precious metals and stability of exchange rates can all cause significant fluctuations in base metal and precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and precious metals, cash flow from mining operations may not be sufficient to cover operating costs. Any figures for reserves presented by the Company will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and precious metals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the orebodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Uninsured Risks

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Conflicts of Interest

Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Land Title

Although title to the Properties has been reviewed by or on behalf of the Company and title opinions were delivered to the Company, no assurances can be given that there are no title defects affecting the Properties. Title insurance generally is not available for mining claims in Canada, and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate the Properties as permitted or to enforce its rights with respect to its Properties.

Joint Venture

The Company may enter into one or more joint ventures in the future, in addition to the Sudbury Basin Joint Venture. Any failure of Dynatec or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect of properties subject of such joint ventures.

Corporate Governance

Management and the Board of Directors of FNX recognize the value of good corporate governance and the need to adopt best practices. The Company’s corporate governance practices over the last three years have advanced rapidly as a result of our growth from a junior mining company to a member of the S&P/TSX Composite Index and changing rules and guidelines and best practices. The Company is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

FNX’s Board presently has nine directors and eight of them are independent (unrelated). The Board has adopted a Board Mandate outlining its responsibilities and defining its duties. FNX’s Board has four committees, these are the Audit, Compensation, Safety Health and Environment, and Corporate Governance and Nominating Committees. All Board Committees, except Safety, Health and Environment, have only independent directors. Each Board Committee has approved a Committee Charter, which outlines the Committees’ mandate, procedures for calling a meeting, and provides access to outside resources. Each Board Committee has an independent chairman.

FNX’s Board has approved a Code of Ethics, which governs the ethical behaviour of all employees, management and directors. Separate trading blackout and disclosure policies are also in place. A whistle blowing procedure was adopted and all relevant policies, charters, mandates, codes and procedures are posted in the corporate governance section of the corporate website at www.fnxmining.com. For more details on the Company’s corporate governance practices, please refer to our website.

FNX’s directors have expertise in exploration, mining, banking, legal, financing and the securities industry. The Board meets at least four times a year and Committees generally meet before full board meetings and as required. At every full board meeting the independent directors meet without management and the one executive director being present. In December 2004, an independent Director was elected as Lead Director and chairs the meeting of independent directors held at the end of every regular Board Meeting. While FNX is subject to both the provisions of the Sarbanes-Oxley provisions in the United States as a foreign issuer and Canadian regulatory provisions, FNX’s Board and Management incorporate strong corporate governance practices in the belief that such practices provide protection for our investors and add value to the Company.

SEDAR

The Company files its information electronically on www.sedar.com and on the Company’s website, www.fnxmining.com. Both websites are publicly available.

Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements.

This document discusses forecast metal prices and exchange rates. There is no guarantee that the views expressed in this document will transpire. A production forecast is discussed in this document. There is no guarantee such production levels will be achieved.

Such risks, uncertainties and other important factors are described elsewhere in this discussion and in the Company’s other regulatory filings. These forward-looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Management’s Responsibility for

Financial Reporting

The accompanying consolidated financial statements, their presentation and the information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Accounting principles and methods that are appropriate to the Company’s circumstances have been chosen by management. Where appropriate, these statements reflect management’s best estimates and judgments based on currently available information. Management is responsible for all other information in the annual report and ensuring that this information is consistent with information contained in the consolidated financial statements.

The integrity and objectivity of these consolidated financial statements are the responsibility of management. Internal systems of financial and operating controls, which include effective controls to provide reasonable assurance that relevant and reliable financial information is produced, is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting and internal control responsibilities, primarily through the Audit Committee. The Audit Committee consists of three independent directors not involved in the daily operations of the Company. The Audit Committee meets periodically with management and the Company’s external auditors to discuss internal controls over the financial reporting process, the results of the annual audit, financial reporting matters and to review the annual report, the consolidated financial statements and Management’s Discussion and Analysis and the auditors’ report to shareholders. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements and Management’s Discussion and Analysis for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the re-appointment of the auditors.

The Company’s external auditors conduct an independent audit on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

SIGNATURE

SIGNATURE

Terry MacGibbon

John C. Ross

President and Chief Executive Officer

Chief Financial Officer

March 10, 2005

Auditors’ Report

To the Shareholders of FNX Mining Company Inc.

We have audited the consolidated balance sheets of FNX Mining Company Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

SIGNATURE

Chartered Accountants

Toronto, Ontario

March 10, 2005

FNX Mining Company Inc.

Consolidated Balance Sheets

December 31, 2004 and 2003

(Tabular amounts in thousands of Canadian dollars)

2004

        2003

Assets

Current assets:

Cash and cash equivalents

$

56,774

$

52,536

Term deposits

–

795

Accounts receivable

7,328

2,864

Ore in process (note 2)

4,786

2,106

Inventory (note 2)

533

400

Prepaid and other assets (note 3)

319

689

69,740

59,390

Property, plant and equipment (note 4)

69,781

47,702

Reclamation deposits (note 5)

1,230

326

$

140,751

$

107,418

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities

$

908

$

2,715

Future income tax liability (note 10)

1,974

–

Asset retirement obligations (note 5)

1,100

326

Non-controlling interest (note 6)

19,335

14,599

Shareholders’ equity (note 7):

Capital stock

126,415

106,073

Stock options

7,562

6,737

Deficit

(16,543

)

(23,032

)

117,434

89,778

Commitments (note 11)

$

140,751

$

107,418

See accompanying notes to consolidated financial statements.

On behalf of the Board

SIGNATURE

SIGNATURE

T. MacGibbon

R. D. Cudney

Director

Director

FNX Mining Company Inc.

Consolidated Statements of Operations and Deficit

Years ended December 31, 2004 and 2003

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2004

         2003

Revenue

$

55,928

$

–

Mine operating costs:

Mining costs, excluding depreciation and amortization

31,853

–

Depreciation and amortization

5,882

–

37,735

–

18,193

–

Expenses (income):

Administrative

3,584

2,384

Exploration administrative

1,970

1,741

Stock options

874

4,879

Depreciation

101

123

Gain on sale of marketable securities

(100

)

–

Mineral exploration properties written off (note 4)

–

2,288

Interest and other

(1,295

)

(1,128

 )

5,134

10,287

Earnings (loss) before non-controlling interest

13,059

(10,287

 )

Non-controlling interest (note 6)

4,136

(210

 )

Earnings (loss) before income taxes

8,923

(10,077

 )

Future income taxes (note 10)

2,434

–

Net earnings (loss)

6,489

(10,077

 )

Deficit, beginning of year

(23,032

)

(12,955

 )

Deficit, end of year

$

(16,543

)

$

(23,032

 )

Earnings (loss) per share:

Basic and diluted (note 8)

$

0.13

$

(0.24

 )

___________________________________________________________________________

See accompanying notes to consolidated financial statements.

FNX Mining Company Inc.

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(Tabular amounts in thousands of Canadian dollars)

2004

 2003

Cash provided by (used in):

Operating activities:

Net earnings (loss)

$

6,489

$

(10,077

 )

Items not involving cash:

Depreciation and amortization

5,882

–

Depreciation

101

123

Stock options

874

4,879

Mineral exploration properties written off

–

2,288

Future income taxes

2,434

–

Asset retirement obligation

774

326

Non-controlling interest

4,136

(210

 )

Change in non-cash operating working capital (note 12)

(8,045

)

(2,706

 )

12,645

(5,377

 )

Financing activities:

Common shares issued

19,833

50,886

Funds contributed by non-controlling interest,

net of distributions

600

9,309

20,433

60,195

Investing activities:

Reclamation and term deposits

(109

)

(347

 )

Property, plant and equipment

(28,731

)

(32,094

 )

(28,840

)

(32,441

)

Increase in cash and cash equivalents

4,238

22,377

Cash and cash equivalents, beginning of year

52,536

30,159

Cash and cash equivalents, end of year

$

56,774

$

52,536

Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

FNX Mining Company Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

1.

Significant accounting policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 14.

(a)

Basis of presentation:

The consolidated financial statements include the accounts of FNX Mining Company Inc. (the “Company”) and the accounts of the Sudbury Joint Venture (“SJV”), an unincorporated joint venture in which the Company has a 75% controlling interest.

(b)

Revenue recognition:

Revenue is recognized when both final quantity of metal sold to the mill and price of the primary metals are known. Production delivered to the mill and awaiting pricing is accounted for as ore in process. Pricing is based on the average market price in the month of recognition. For by-products, revenue is recorded at estimated settlement prices. Estimated revenue is adjusted on final settlement.

During the year, the Company changed its revenue recognition policy with respect to by-products, which were previously recognized on settlement. The impact of the change did not have a material impact on any of the years presented.

(c)

Ore in process:

Ore in process is valued at the lower of cost and net realizable value. Cost of production includes all costs to mine, crush and truck ore to the mill, and any depreciation charges associated with mining activities. Cost is determined on a first-in, first-out basis.

(d)

Inventory:

Inventory, which includes ore mined but not yet shipped, is valued at the lower of cost and net realizable value. Cost of production includes costs to mine and crush ore and any depreciation charges associated with mining activities. Cost is determined on a first-in, first-out basis.

(e)

Marketable securities:

Marketable securities are carried at the lower of cost or quoted market value.

(f)

Cash and cash equivalents:

Cash and cash equivalents are defined as cash on hand and short-term investments that have a remaining term to maturity of less than 90 days from date of purchase.

(g)

Property, plant and equipment:

(i)

Property:

Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. These costs are amortized into the ore in process account, using a units-of-production basis over the expected life of the mine, as determined using proven and probable reserves.

The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in fair value and charged to earnings.

(ii)

Plant and equipment:

Equipment is amortized on a straight-line basis over the shorter of its estimated useful life or the expected life of the mine.

(iii)

Corporate and other assets:

Corporate and other assets relate to equipment not used in mining operations. Corporate and other assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over a three to five year period.

(h)

Asset retirement obligations:

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. When a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded.

On an annual basis, the liability is increased by the interest factor that was applied in the initial measurement to fair value and the asset is amortized on a units of production basis over the estimated life of the related asset. The amount of the liability will be subject to remeasurement at each reporting period. Any adjustment to this liability will impact the related asset.

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total liability of future site restoration costs is subject to change based on amendments to laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

(i)

Flow-through shares:

The Company financed a portion of its exploration and development activities through issues of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers at the time renunciation is made. Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

(j)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

(k)

Stock-based compensation:

The Company uses the fair value-based approach of accounting for all stock-based awards. The expense is recognized over the vesting period of the award.

(l)

Foreign exchange:

The Canadian dollar is the functional currency of the Company. Revenue and some expenses are U.S. dollar-denominated. These items are converted to Canadian dollars at the transaction rate. Gains and losses are recorded in earnings.

(m)

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to the recoverability of mining properties and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

(n)

Financial instruments:

The carrying values of cash and cash equivalents, term deposits, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

2.

Ore in process and inventory, at cost:

(a)

Ore in process, at cost:

Ore in process includes ore shipped to Inco Limited (“Inco”) for which revenue has not been recognized. Balances in the account include mining and haulage costs, depreciation and amortization.

2004

                2003

Direct costs

$

3,640

$

1,593

Depreciation and amortization

1,146

513

$

4,786

$

2,106

(b)

Inventory, at cost:

Inventory includes ore mined and not yet shipped to Inco. Balances in the account include mining costs, depreciation and amortization.

                                                                                                                                       2004                       2003

Direct costs

$

397

$

300

Depreciation and amortization

136

100

$

533

$

400

3.

Prepaid and other assets:

2004

                2003

Prepaids

$

260

$

240

Marketable securities

59

449

$

319

$

689

The Company holds the following portfolio of marketable securities in other assets at December 31, 2004 and 2003:

 2004

                 2003

15,152 shares of Platinum Group Metals Ltd.

(previously 25,000 shares of New Millennium Metals Corp.)

$

3

$

3

200,000 shares of Nevada Star Resource Corp. (2003 - 150,000 shares)

55

45

300,000 share purchase warrants of Nevada Star Resource Corp.

1

1

Nil shares of NFX Gold Inc. (2003 - 2,000,000 shares)

–

400

                                                                                                                        $                  59        $                449

Market value of marketable securities

$

89

$

470

During 2003, the Company sold its interest in the Canwell, Alaska property to Nevada Star Resource Corp. (“Nevada Star”) for 150,000 Nevada Star shares, an additional 150,000 Nevada Star shares over the next three years, and 300,000 Nevada Star share purchase warrants with a three-year term. During 2003, the Company sold its interest in the Larder Lake, Ontario properties to NFX Gold Inc. for 2,000,000 shares of NFX Gold Inc. The value of the shares received was credited to exploration expense. During 2004, the Company sold 2,000,000 shares of NFX Gold Inc. for $500,000.

4.

Property, plant and equipment:

                                                                                                                        Accumulated                Net book

2004

Cost

amortization

value

Mining assets (a)

$

31,984

$

7,164

$

24,820

Mineral exploration properties (b)

44,816

–

44,816

Corporate and other (a)

477

332

145

$

77,277

$

7,496

$

69,781

                                                                                                                            Accumulated                  Net book

2003

Cost

amortization

value

Mining assets (a)

$

24,308

$

613

$

23,695

Mineral exploration properties (b)

23,816

–

23,816

Corporate and other (c)

422

231

191

$

48,546

$

844

$

47,702

(a)

On January 10, 2002, the Company signed an option agreement (the “Inco Option”) to earn a 100% interest from Inco in certain former copper-nickel-platinum-palladium-gold producing properties located in the Sudbury Basin area. Coincident with the signing of the option agreement, the Company assigned its rights under the Inco Option to the SJV owned 75% by the Company and 25% by Dynatec Corporation (“Dynatec”), a TSX-listed mining contractor. Under the terms of the Inco Option, the SJV had to spend $30,000,000 for exploration on the optioned properties by May 2006. This expenditure level was reached during 2003.

The Company manages exploration relating to the SJV and Dynatec manages mining operations. All ore produced from the mining properties is required to be shipped to Inco for further processing and marketing under the terms of an off-take agreement.

Mining property and development relates to McCreedy West Phase I which went into commercial production November 1, 2003. The first $14,000,000 of cash received from the SJV was distributed 60% to the Company and 40% to Dynatec.

                                                                                                                        Accumulated                Net book

2004

Cost

amortization

value

Mining property and development

$

21,360

$

4,819

$

16,541

Plant and equipment

10,624

2,345

8,279

$

31,984

$

7,164

$

24,820

Accumulated

Net book

2003

Cost

amortization

value

Mining property and development

$

16,046

$

320

$

15,726

Plant and equipment

8,262

293

7,969

$

24,308

$

613

$

23,695

(b)

After the Company signed the Inco Option to earn a 100% mineral rights interest in certain copper-nickel-platinum-palladium-gold producing properties in the Sudbury Basin area, other mineral properties were either allowed to lapse or were made available for option to third parties. Minimal expenditures were made on these other properties during 2003.

The Nickolai properties in Alaska were allowed to lapse during 2002, except for the Canwell claim group, which was under option to Nevada Star. During 2003, Nevada Star purchased the Company’s remaining interest in the property (note 3). The Company’s 25% interest in the Larder Lake gold property in Ontario was purchased in 2003 by NFX Gold Inc. (note 3).

The Gunsite property in Alaska was disposed of in 2003 and the Company retained a 1.5% net smelter royalty. The Fawcett Township property near Shiningtree, Ontario remains inactive and no further work is planned for 2003. Both properties were written off during 2003. The McBratney Lake property in Manitoba was returned to Hudson Bay Exploration and Development Co. Ltd. during 2002. The balance was written off during 2003.

Property costs, all of which are held in the SJV, are comprised as follows:

                                                                                                                                      2004                        2003

McCreedy West PM

$

13,472

$

9,989

Podolsky

18,085

6,024

Levack

7,554

3,676

Victoria

2,891

2,823

North Range Footwall

2,614

1,108

Kirkwood

200

196

$

44,816

$

23,816

(c)

Corporate and other assets consist of equipment, furniture and fixtures, computer hardware and computer software. Costs are comprised as follows:

                                                                                                                                       2004                       2003

Cost

$

477

$

422

Less accumulated amortization

332

231

$

145

$

191

5.

Asset retirement obligations:

The cost estimates of future asset retirement obligations are based on reclamation standards that meet current regulatory requirements. Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and potential changes in the selected approaches to meet the requirements.

The Company estimates the total future decommissioning and reclamation costs associated with the SJV operations to be $1,600,000. These estimates are formally reviewed by technical personnel every year or more frequently as required by regulatory agencies. The estimated costs have been discounted at 6% per annual to current period values.

                                                                                                                                      2004                        2003

Opening balance

$

326

$

–

Accretion expense

20

–

Revisions to estimated obligations

754

326

                                                                                                                        $             1,100        $                326

The Company has funds of $1,230,000 (2003 - $326,000) held on deposit in respect of these liabilities.

6.

Non-controlling interest:

Significant movements in the non-controlling interest related to the SJV are as follows:

                                                                                                                                       2004                       2003

Opening balance

$

14,599

$

–

Opening adjustment

–

5,500

Net earnings (loss)

4,136

(210

)

Cash contributions

12,678

9,480

Cash distributions

 (12,078

)

(171

)

$

19,335

$

14,599

An opening adjustment of $5,500,000 in 2003 was recorded to reflect the consolidation of the SJV assets, which had previously been proportionately consolidated.

7.

Capital stock:

(a)

Authorized:

Unlimited common shares

(b)

Issued:

                                                                                                                              Number of

common shares

Amount

Balance, December 31, 2002

36,302,540

$

54,125

Issued for cash under public offering (b)(i)

7,500,000

45,774

Issued on exercise of special warrants (c)

1,946,129

2,433

Issued on exercise of stock options (d)

1,666,500

2,679

Transferred from stock options on exercise

–

1,062

Balance, December 31, 2003

47,415,169

106,073

Issued for cash under flow-through share

offering (b)(ii)

2,500,000

19,929

Issued on exercise of stock options (d)

351,000

364

Transferred from stock options on exercise

–

49

Balance, December 31, 2004

50,266,169

$

126,415

(i)

On July 11, 2003, the Company issued 7,500,000 common shares at a price of $6.45 per share for gross proceeds of $48,375,000 pursuant to short-form prospectus filing. Financing costs were $2,601,000, resulting in net proceeds of $45,774,000.

(ii)

On June 17, 2004, the Company issued 2,500,000 flow-through common shares at $8.25 per common share, resulting in gross proceeds of $20,625,000. Financing costs were $1,156,000. A future tax asset of $460,000 was recognized related to the financing costs. The resulting net proceeds were  $19,929,000.

(c)

Warrants and special warrants:

On January 10, 2003, the Company converted warrants to shares at an exercise price of $1.25 per warrant for cash proceeds of $2,433,000.

                                                                                                                                                              Number of

warrants

Balance, December 31, 2002

1,946,129

Exercised in 2003

 (1,946,129

)

Balance, December 31, 2003 and December 31, 2004

–

(d)

Stock options:

The Company has a stock option plan (the “Plan”) under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing ongoing services to the Company to acquire up to 5,500,000 common shares. The strike price of these options will not be less than the market price of the common shares at the time of the grant.

The option vesting period is at the discretion of the directors. All options issued in 2004 will vest 50% after one year from the date of grant and the balance after two years from the date of grant. The options have a term of five years. The number of common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding common shares at the date of such grant.

The following table reflects the continuity of options granted under the Plan for the years ended December 31, 2004 and 2003:

2004

2003

Weighted

Weighted

Average

average

Number of

exercise

Number of

exercise

options

price

options

price

Outstanding, beginning of year

2,993,000

$

5.31

2,883,000

$

2.05

Granted

138,000

5.63

1,779,000

7.12

Forfeited

(257,000

)

8.43

 (2,500

)

3.40

Exercised

(351,000

)

1.04

(1,666,500

)

1.61

Outstanding, end of year

2,523,000

5.60

2,993,000

5.31

The following table summarizes information about stock options outstanding at December 31, 2004:

Options outstanding

Options exercisable

_______________________________________________________________________________________________

Weighted

Weighted

Number

average

Weighted

Number

average

Weighted

outstanding,

remaining

average

exercisable,

remaining

average

Range of

December 31,

contractual

exercise

December 31,

contractual

exercise

exercise price

2004

life (years)

price

2004

life (years)

price

$0.40 - $1.00

75,000

1.3

$

0.83

75,000

1.3

$

0.83

$1.01 - $2.00

200,000

2.0

1.50

200,000

2.0

1.50

$2.01 - $3.00

152,500

2.2

2.27

152,500

2.2

2.27

$3.01 - $4.00

15,000

2.4

3.40

15,000

2.4

3.40

$4.01 - $5.00

422,500

2.7

5.00

422,500

2.7

5.00

$5.01 - $6.00

598,000

3.5

5.53

460,000

3.3

5.50

$6.01 - $7.00

565,000

3.3

6.57

565,000

3.3

6.57

$8.01 - $9.00

495,000

3.9

8.57

495,000

3.9

8.57

2,523,000

3.1

5.60

2,385,000

3.0

5.60

The fair value of stock options granted during 2004 and 2003 was estimated using the Black-Scholes option pricing model on the date of grant with the following weighted average assumptions:

2004

               2003

Stock price at grant date

$

5.63

$

7.

Exercise price

$

5.63

$

7.12

Expected life of options

2 years

2 years

Expected stock price volatility

49%

99%

Expected dividend yield

–

–

Risk-free interest rate

3%

3%

The weighted average value per option issued in 2004 is $1.67 (2003 - $3.76).

8.

Earnings (loss) per share:

Basic earnings (loss) per share has been calculated by dividing the annual earnings (loss) by the weighted average number of shares outstanding during the year. The diluted earnings (loss) per share is similar to the basic earnings (loss) per share, except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

                                                                                                                                       2004                         2003

Basic and diluted earnings (loss) per share computation:

Numerator:

Net earnings (loss)

$

6,489

$

(10,077

 )

Denominator:

Average common shares outstanding

49,159,794

42,747,614

Effect of dilutive securities

968,330

–

Fully diluted common shares outstanding

50,128,124

42,747,614

Basic and diluted earnings (loss) per share

$

0.13

$

(0.24

 )

No shares or warrants are added to the denominator when a company is in a loss position as the result is not dilutive. A total of 1,060,000 share options were not included in the 2004 calculation.

9.

Related party transactions:

During 2004, the Company invested $200,000 (2003 - nil) in a private mineral prospecting company. The President of the Company, two other directors of the Company and one other senior executive of the Company also invested in the private mineral prospecting company. The President of the Company is on the Board of Directors of the private mineral prospecting company.

10.

Income taxes:

The main components that will give rise to future income tax assets and future income tax liabilities are as follows:

                                                                                                                                       2004                       2003

Future income tax assets:

Share issue costs

$

1,275

$

1,300

Non-capital losses

–

5,100

1,275

6,400

Valuation allowance

–

(100

 )

1,275

6,300

Future income tax liability:

Mining properties

3,249

6,300

Net future income tax liability

$

(1,974

 )

$

–

Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 39% (2003 - 36%) to earnings (loss) before income taxes. The reasons for the differences are a result of the following:

                                                                                                                                      2004                         2003

Earnings (loss) before income taxes

$

8,923

$

(10,077

 )

Computed expected tax (recovery) of statutory rates

$

3,480

$

(3,628

 )

Resource allowance (deduction)

(466

 )

351

Non-deductible stock option expense

341

1,756

Assets (losses) not previously tax-benefited

 (1,108

 )

1,521

Reduction in valuation allowance

 (100

 )

–

Non-taxable income

 (805

 )

–

Ontario mining duties

1,572

–

Mining duties deduction

 (348

 )

–

Other

 (132

)

–

$

2,434

$

–

11.

Commitments:

The Company is committed to payments under an operating lease for office space in the total amount of approximately $1,600,000. Annual payments are as follows:

2005

$

400

2006

300

2007

300

2008

300

2009

300

$

1,600

The Company is committed to spending $10,700,000 on exploration in 2005 as part of the flow-through financing undertaken in the current year.

12.

Supplemental cash flow information:

                                                                                                                                        2004                       2003

Accounts receivable

$

(4,464

 )

$

(1,889

 )

Ore in process

 (2,047

 )

(1,593

 )

Inventory

 (97

 )

(300

 )

Prepaid and other assets

 370

(646

 )

Accounts payable and accrued liabilities

(1,807

 )

  1,722

$

(8,045

 )

$

(2,706

 )

Other information:

Income taxes paid

$

–

$

–

13.

Comparative figures:

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

14.

Significant differences between Canadian and United States generally accepted accounting principles:

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

(a)

Under Canadian GAAP, all costs related to the acquisition, exploration and development of non-producing mineral properties are capitalized. Under U.S. GAAP, mining companies are permitted to capitalize acquisition, exploration and development costs only upon the determination of a commercially mineable deposit. As at July 31, 2003, the Company had proven and probable reserves related only to Phase 1 of the McCreedy West Mine. All Phase 1 costs prior to the fourth quarter of 2003 have been written off. All exploration and development expenses not related to Phase 1 have been written off. Phase 1 development costs after the third quarter of 2003 have been capitalized. Due to differences in asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

(b)

Under Canadian GAAP, flow-through shares are recorded at face value when the shares are issued, and the related tax benefit renounced to shareholders is recorded as a reduction to share capital, when recognized. Under U.S. GAAP, when flow-through shares are issued, the proceeds are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference (the “premium”). The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

The flow-though shares issued during 2002 were issued at a premium of $1,880,000. Upon renunciation of the expenses to the shareholders, income tax expense was recorded for the difference between the deferred tax liability and the liability recognized on issuance. The valuation allowance in the amount of the deferred tax liability results in an income tax recovery equal to the liability recognized on issuance.

In 2004, flow-through shares were issued at a premium of $6,250,000. This value is recognized as a liability for U.S. GAAP purposes at December 31, 2004.

(c)

Under U.S. GAAP, the Company is required to expense the cost of start-up activities as incurred; these costs were capitalized under Canadian GAAP. Start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Sales revenue of $3,782,000 and costs of $2,848,000 (including depreciation of $412,000) incurred during this time have been capitalized under Canadian GAAP.

(d)

Under Canadian GAAP, the Company has expensed the fair value of all options granted after January 1, 2002. Under U.S. GAAP, the Company has adopted the prospective transition method of Financial Accounting Standards Board 148 (“FAS 148”) and expensed the fair value of all options granted after

January 1, 2003.

As a result of the points previously discussed with respect to differences between Canadian GAAP and U.S. GAAP, the following adjustments would need to be made to the financial statements:

                                                                                                                                        2004                       2003

Net earnings (loss) per Canadian GAAP

 6,489

$

(10,077

 )

Exploration and acquisition costs (a)

(21,000

 )

(16,970

 )

Pre-feasibility study mining costs (a)

–

(4,685

 )

Mineral exploration properties written off (a)

–

 2,288

Start-up costs

 441

 493

Effect on depreciation of different mining assets

 2,139

–

Tax adjustment

 2,434

–

Non-controlling interest

  4,107

                5,291

Loss for the year per U.S. GAAP

$

(5,390

 )

$

(23,660

 )

Basic and diluted loss per share per U.S. GAAP

$

0.11

$

0.55

                                                                                                                                       2004                         2003

Deficit per Canadian GAAP

$

16,543

$

23,032

Cumulative exploration and development costs (a)

44,816

23,816

Pre-feasibility study mine development costs

8,431

8,431

Cumulative flow-through share tax income (b)

(2,124

)

(2,124

 )

Flow through premium

6,250

–

Share capital

(6,250

)

–

Effect on depletion, depreciation and amortization

of different mining assets

(2,139

)

–

Start-up costs (c)

(934

)

(493

 )

Stock options (d)

(3,159

)

(3,159

 )

Non-controlling interest

(9,398

)

(5,291

 )

Tax adjustment on above

(2,434

)

–

Deficit per U.S. GAAP

$

49,602

$

44,212

(e)

Other recent accounting pronouncements:

Recently issued United States accounting pronouncements have been outlined below. The Company believes the new standards issued by the U.S. FASB will not affect the Company.

In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the consolidated financial statements under U.S. GAAP.

In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets and is an amendment of Accounting Principles Board (“APB”) Opinion 29. FAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements under U.S. GAAP.

In December 2004, FASB Statement No. 123 (revised), Share-based Payment, was issued. This Statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FASB Statement No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion No. 25. The Company, effective January 1, 2003, adopted FASB Statement No. 123, Accounting for Stock-based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, and will adopt FASB Statement No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the Statement. Adoption of this standard will not have an impact on the consolidated financial statements.

FNX Mining Company Inc.

Corporate Information

Directors

James W. Ashcroft 3,4

Consulting Mining Engineer

Former President, Ontario Division,

Inco Limited

Wayne G. Beach 1,2 *

Barrister and Solicitor

*

Not standing for re-election

Robert D. Cudney 4

President and CEO

Northfield Capital Corporation

Ron Gagel, C.A.  *

Former CFO of Aur Resources

*

Appointed March 16, 2005

Duncan Gibson 1,2

Former Vice Chairman,

TD Bank Financial Group

John Lydall 3

Former Managing Director

Investment Banking

National Bank Financial

Terry MacGibbon 4

President and CEO

FNX Mining Company Inc.

Hon. Frank McKenna 2 *

Counsel,

McInnes Cooper

Former Premier of New Brunswick

*

Resigned March 1, 2005 to become Canadian Ambassador to U.S.A.

Terrence Podolsky 3 *

Consulting Geologist

Former VP Exploration,

Inco Limited

*

Not standing for re-election

Donald M. Ross 1

Chairman of

Jones, Gable & Company

1

Member of Audit Committee

2

Member of Compensation Committee

3

Member of Corporate Governance

and Nominating Committee

4

Member of Safety, Health and Environment Committee

Officers

Terry MacGibbon, P.Geo.

President and CEO

John C. Ross, C.A.

Chief Financial Officer

James M. Patterson, Ph.D., P.Geo.

Vice President Exploration

David W. Constable, P.Geo., MBA

Vice President Investor Relations and Corporate Affairs

Gord Morrison

Director of Exploration

Mike Walter

Director of  Operations

Head Office

55 University Avenue, Suite 700

Toronto, Ontario, Canada  M5J 2H7

Tel 416 628 5929, Fax 416 360 0550

Email:

info@fnxmining.com

Sudbury Field Office

1300 Kelly Lake Road

Sudbury, Ontario, Canada  P3E 5P4

Tel 705 671 1779, Fax 705 671 1137

Bank

The Royal Bank of Canada

Royal Bank Plaza

Toronto, Ontario  M5J 2J5

Transfer Agent

CIBC Mellon Trust Company

320 Bay Street , PO Box 903

Toronto, Ontario  M5H 4A6

Counsel

Goodman and Carr llp

200 King Street West, Suite 2300

Toronto, Ontario  M5H 3W5

US Counsel

Skadden, Arps, Slate, Meagher

& Flow llp

Royal Bank Plaza,

North Tower, Suite 1820

Toronto, Ontario  M5J 2J4

Auditors

KPMG llp

Commerce Court West

199 Bay Street, Suite 3300

Toronto, Ontario  M5L 1B2

Listing

Toronto Stock Exchange

American Stock Exchange

Symbol “FNX”

S&P/TSX Composite Index

(Since December 22, 2003)

Capitalization

$406 million (March 24, 2005)

Share Price

52 Week High/Low: $9.36/4.46

Issued and Outstanding Shares

50,308,669 (March 28, 2005)

Fully Diluted Shares 53,167,169

Cash

$53.0 million (March 28, 2005)

Debt

Nil

Web Site

www.fnxmining.com

Abbreviations

Ni

Nickel

Cu

Copper

Pt

Platinum

Pd

Palladium

Au

Gold

Co

Cobalt

TPM

Total precious metal (Pt+Pd+Au)

oz/t

Troy ounces per short ton

(12 troy ounces = 1.0 pound)

g/t

Grams per short ton

(31.1 grams = 1.0 troy ounce)

ft

Feet or Foot

km(s)

Kilometre(s) (1.61 km = 1.0 mile)

lb

Pound (2.2 lbs = 1.0 kilogram = 1000 grams)

m

Metre (3.28 feet = 1.0 metre)

tpd

Short tons per day

SIC

Sudbury Igneous Complex

SJV

Sudbury Joint Venture

Printed in Canada on recycled paper using vegetable based inks.

Production: Walter J. Mishko & Co. Inc., Design: Goodhoofd Inc.

Growth…

McCreedy Mine

2004

PM Deposit

2005

Levack Mine

2006

Podolsky Mines

2007

www.fnxmining.com